Exhibit 3.1

ANNUAL INFORMATION FORM

OSISKO MINING CORPORATION

For the Fiscal Year Ended December 31, 2009

March 30, 2010

TABLE OF CONTENT

GLOSSARY		1

ITEM 1.	CORPORATE STRUCTURE	4

1.1	CORPORATE OVERVIEW	4

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	4

2.1	THREE-YEAR HISTORY	4
	Fiscal Year Ended December 31, 2007	4
	Fiscal Year Ended December 31, 2008	5
	Fiscal Year Ended December 31, 2009	7
	Outlook 2010	11
2.2	SIGNIFICANT ACQUISITIONS	12

ITEM 3.	DESCRIPTION OF THE BUSINESS	12

3.1	GENERAL	12
3.2	RISK FACTORS	13
	Financial Risks	13
	Risk of Project Delay	13
	Risk relating to Uncertainty in the Estimation of Mineral Reserves and Mineral Resources	13
	Environmental Risks and Hazard	14
	Metal Price Volatility	15
	Risk linked with industry conditions	15
	Price Fluctuations: Share Price Volatility	15
	Risk on the uncertainty of title	16
	Risks Relating to Statutory and Regulatory Compliance	16
	Workforce Recruitment Risks	16
	Insurance Risk	16
	No History of Earnings	17
	Currency Fluctuations May Affect the Costs of Doing Business	17
	Competition	17
	Conflict of Interests	17
	Increased Costs and Compliance Risks as a Result of Being a Public Corporation	18
	Foreign Country and Regulatory Requirements	18
	Risk Linked to the Community of Malartic	18
3.3	MINERAL PROJECTS	18
	Property Description and Location	19
	Accessibility, Local Resources and Infrastructure	22
	History	23
	Geological Settings	29
	Mineralization	30
	Exploration and Drilling	30
	Sampling Approach and Methodology	33
	Sample Preparation and Analytical Procedures	36
	QA/QC procedures	37
	Mineral Resource Estimates	38
	Analysis of assay quality control data	42
	Mining operations	47
	Development and Exploration	50

ITEM 4.	DIVIDENDS	55

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ITEM 5.	DESCRIPTION OF CAPITAL STRUCTURE	56

ITEM 6.	MARKET FOR SECURITIES	57

6.1	TRADING PRICE AND VOLUME	57
6.2	PRIOR SALES	57

ITEM 7.	ESCROWED SECURITIES	58

ITEM 8.	DIRECTORS AND OFFICERS	59

8.1	NAME, OCCUPATION AND SECURITY HOLDING	59
8.2	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	62
8.3	CONFLICTS OF INTEREST	62

ITEM 9.	LEGAL PROCEEDINGS	63

ITEM 10.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	63

ITEM 11.	AUDITORS, TRANSFER AGENT AND REGISTRAR	63

ITEM 12.	MATERIAL CONTRACTS	63

ITEM 13.	INTERESTS OF EXPERTS	64

13.1	NAME OF EXPERTS	64
13.2	INTERESTS OF EXPERTS	64

ITEM 14.	ADDITIONAL INFORMATION	65

14.1	AUDIT COMMITTEE	65
Composition of the Audit Committee		65
Relevant Education and Experience		65
External Auditor Service Fees		66
14.2	ADDITIONAL INFORMATION	66

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Explanatory Notes

1.                                       In this annual information form for the fiscal year ended December 31, 2009 (the “Annual Information Form”), “Osisko” and the “Corporation” refer to Osisko Mining Corporation, unless otherwise indicated or the context otherwise requires. All information contained herein is as at December 31, 2009, unless otherwise indicated.

2.                                       All dollar amounts presented in this Annual Information Form are expressed in Canadian Dollars, unless otherwise indicated.

3.                                       The information in this Annual Information Form is complemented by the Corporation’s Audited Consolidated Financial Statements for the year ended December 31, 2009 and the management discussion and analysis thereon, a copy of which is available on the SEDAR website (www.sedar.com) or on the Corporation’s website (www.osisko.com).

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements.  These statements relate to future events or the Corporation’s future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements include statements regarding the future price of gold and silver, the timing and amount of estimated future production, costs of production, currency fluctuations, capital expenditures, permitting time lines, the requirements of future capital, drill results and the estimation of mineral resources and reserves. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements contained into this report should not be unduly relied upon. These statements speak only as of the date of this report. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•                  general business and economic conditions;

•                  the supply and demand for, deliveries of, and the level and volatility of prices of gold and silver;

•                  impact of change in foreign currency exchange rates and interest rates;

•                  the timing of the receipt of regulatory and governmental approvals for the Corporation’s development project and other operations;

•                  the availability of financing for the Corporation’s development for future projects;

•                  the Corporation’s estimation of its costs of production, its expected production and its productivity levels;

•                  power prices;

•                  the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•                  the ability to attract and retain skilled staff;

•                  engineering and construction timetables and capital costs for the Corporation’s development project;

•                  market competition;

•                  the accuracy of the Corporation’s resource estimate (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based;

•                  change in governments regulations, policies and change in tax benefits and tax rates;

•                  environmental risks including increased regulatory constraints;

•                  the ability to complete the relocation program of the southern neighbourhood of the town of Malartic;

•                  the Corporation’s ongoing relations with its employees, its business partners and the community of the town of Malartic.

Factors that could cause actual results to differ materially include, but are not limited to, the risk factors incorporated by reference herein. For additional risk factors described in more detail see “3.2 Risk Factors”. The Corporation cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Corporation’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Corporation also cautions readers not to place undue reliance on these forward-looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

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GLOSSARY

In this Annual Information Form, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below:

“Au” means gold;

“BQ diameter” means diamond drill core with diameter of 36.5 mm.

“CAPEX” or “Capital Expenditures” means all expenditures not classified as operating costs;

“cm” means centimetre

“Deposit” means a mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until certain legal, technical and economic factors have been resolved;

“Feasibility Study” means a comprehensive study of a deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production;

“g” means grams;

“g/t” means grams per Tonne;

“ha” means hectare, a unit of area equal to 10,000 square metres;

“Indicated Mineral Resources” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from location such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resources” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“kg” means kilogram;

“km” means kilometre;

“m” means metre;

“M” means million;

“Measured Mineral Resources” means that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined;

“Mineral Resource” means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge;

“Mineralization” means the concentration of potentially economic minerals within a body of rock;

“mm” means millimeter;

“National Instrument 43-101” or “NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects established by the Canadian Securities Administrators or Regulation 43-101 respecting Standards of Disclosure for Mineral Projects in Québec;

“National Instrument 44-101” or “NI 44-101” means National Instrument 44-101 Short Form Prospectus Distributions or Regulation 44-101 respecting Short Form Prospectus Distributions in Québec;

“NSR” means Net Smelter Return Royalty, which means the amount actually paid to the mine owner from the sale of ore, minerals or concentrates mined and removed from mineral properties, net of expenditures such as transportation of the product sold, smelting and refining charges;

“NQ diameter” means diamond drill core with diameter of 60.0 mm.

“ounce” or “oz” means troy ounce, a unit of weight equivalent to 31.1035 g when referring to gold.

“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“QA/QC” means Quality Assurance/Quality Control;

“t” or “Tonne” means metric unit of weight equivalent to 1,000 kg;

“ton” means a short ton of weight equivalent to 2000 pounds (or 907.18474 kg);

“tpd” means Tonne per day.

ITEM 1.                                                     CORPORATE STRUCTURE

1.1          Corporate Overview

Osisko was incorporated pursuant to the Canada Business Corporations Act on February 18, 1982 under the name “Ormico Exploration Ltée”. Osisko subsequently amended its articles on September 24, 1998, to change its corporate name to “Osisko Exploration Ltée”. On the same date, the Corporation also consolidated its common shares on the basis of one new common share for each two issued common shares and amended its articles in order to change the location of its registered office from Québec to Montreal. On June 21, 2007, the Corporation completed a two-for-one stock-split whereby each shareholder received one additional share for every share owned as of the record date. Outstanding warrants and options were adjusted accordingly. Osisko amended its articles on May 15, 2008, to change its corporate name to “Osisko Mining Corporation”.

The Corporation’s head and registered office is located at 1100 De La Gauchetière Street West, Suite 300, P.O. Box 211, Montreal, Québec, H3B 2S2.

ITEM 2.                                                     GENERAL DEVELOPMENT OF THE BUSINESS

Osisko’s operations, development projects and exploration activities are mostly concentrated in its 100%-owned Canadian Malartic property (the “Canadian Malartic Property”) in the Abitibi Gold Belt, immediately south of the town of Malartic and approximately 25 kilometres west of the city of Val-d’Or, Québec. See “3.3 Mineral Projects”. Osisko is progressing actively towards the development and construction of the Canadian Malartic Property (the “Canadian Malartic Project”).

2.1          Three-Year History

Fiscal Year Ended December 31, 2007

On June 4, 2007 the Board of Directors approved a two-for-one stock forward split of its common shares in the form of dividend. The dividend was issued on June 21, 2007.

On June 29, 2007, Osisko completed the acquisition of the East Amphi property and related surface equipment from Richmont Mines Inc. (“Richmont”). The East Amphi property consisted of 87 claims and one mining concession. The property is located immediately north and west of the Canadian Malartic Property and covers a surface area of 3,187 hectares. In consideration for the sale of the East Amphi property, Richmont received (i) a cash payment of a $2.45 million, (ii) 1.1 million common shares of Osisko (being that number of common shares of Osisko equivalent to a cash value of $6.1 million, based on the average closing price of the common shares of Osisko for the five trading days prior to the closing date). Richmont retained a 2% NSR on a certain portion of the East Amphi property and an equivalent royalty on future production of up to 300,000 ounces of gold on another portion of the property.

In early July 2007, the Corporation announced an updated inferred resource estimate of 8.4 million ounces of gold from its Canadian Malartic Property in accordance with National Instrument 43-101. The Report was filed on SEDAR on August 17, 2007. The new resource estimate increased the size of the inferred resource by almost 30%. The increase was due to the expansion of the deposit towards the east as well as reducing the lower cut-off to 0.4 g/t Au, justified by preliminary scoping study numbers, comparison to analogous deposits currently in production and the increasing quality of the data base. The deposit remained open to the southeast towards the Gouldie Zone. The drilling and exploration activities were funded from the proceeds of the $25 million non-brokered private placement of flow-through shares completed on July 12, 2007.

On August 30, 2007, Osisko completed the acquisition of the East Malartic Mill Complex located in Malartic for a cash payment of $1.9 million. The East Malartic Mill, last operated by Barrick Gold Corporation (“Barrick”) in 2002, had been on “care and maintenance” since the termination of processing of ore from the former Bousquet Mine in the same year. Osisko is currently using the former East Malartic administrative offices as its Canadian Malartic project headquarters and, in March 2008, the Corporation sold the mill process equipment and then proceeded with the restoration of the mill area.

On November 15, 2007, the Corporation’s shares began trading on the Toronto Stock Exchange (“TSX”). The graduation from the TSX-Venture Exchange to the TSX reflected the Corporation’s evolution and provides a greater access to capital. The Corporation’s shares also trade on the Deutsche Boerse in Frankfurt, Germany. Since March 23, 2009, the Corporation is included on the S&P/TSX Composite Index as well as the S&P/TSX Global Gold Index and the S&P/TSX Global Mining Index.

On November 15, 2007, the Corporation completed a private placement of 19,250,000 special warrants for gross proceeds of $125.1 million. Subsequently, the Corporation completed a prospectus to qualify the distribution of 19,250,000 common shares and 9,625,000 common share purchase warrants upon the automatic exercise of the special warrants on December 28, 2007.

During the second quarter of 2007, the Corporation complemented its management team with the hiring of a Chief Financial Officer.  Later in the fourth quarter, the Corporation hired a senior technical team in order to progress with the development of the Canadian Malartic Property.

Fiscal Year Ended December 31, 2008

On March 11, 2008, the Corporation announced the creation of the “Fonds Essor Malartic Osisko” (“FEMO”), a sustainable development fund for the town of Malartic. FEMO is managed by a board of nine directors, including two representatives from Osisko. The Corporation has pledged an initial contribution of 300,000 common shares and an annual cash contribution of $150,000 during the duration of the Canadian Malartic operations. The common shares will be issued upon FEMO receiving government designation as a charitable foundation and are to be held in escrow until certain project milestones are completed.

On April 23, 2008, Osisko reported that it had entered into an agreement with Hewitt Equipment Limited to acquire the mining fleet for its Canadian Malartic Project. The fleet will include 12 Caterpillar 793F — 227 Tonne haul trucks, 2 electric loading units and various construction and auxiliary Caterpillar mining equipment. The commitment is for approximately US$83 million.

Caterpillar Financial SARL of Zurich, Switzerland, has agreed to arrange and provide for financing through Caterpillar Financial Services Limited in Canada. The initial tranche of the financing, to procure initial mobile equipment for construction, was made available upon the delivery of the equipment in 2008 and 2009. This tranche carries an interest rate at one-month LIBOR plus 2.75%, the capital and interest are payable in 60 monthly instalments. An amount of US$7 million was drawn down as of December 31, 2009.

The second tranche of the financing, to procure mining fleet, was made available in 2009. Caterpillar Financial Services Limited and the Company have modified the original agreement to allow the Company to repay the capital and interest covering the period between the delivery of the equipment until April 30, 2011. The tranche carries an interest rate at three-month LIBOR plus 2.75% and a credit spread based on the indicative pricing for a five-year medium term note. The capital and interest are payable in 15 quarterly instalments. An amount of US$23.4 million was drawn down in 2009.

On May 9, 2008, Osisko closed with Fonds de solidarité FTQ (the “Fonds”) a $20 million unsecured debt financing having a seven-year term. The debt carries a 9.5% interest per annum, payable semi-annually in common shares or cash prior to commercial production and in cash thereafter. Principal will be repaid in a minimum of 48 equal monthly instalments commencing on the earlier of commercial production of the Canadian Malartic Project or 36 months from the closing of this unsecured debt financing. The Corporation also granted the Fonds an aggregate of 1,100,000 common share purchase warrants exercisable within 60 months following the closing of the unsecured debt financing at a price of $7.46. The Corporation may accelerate the exercise of the common share purchase warrants if Osisko’s shares trade at a significant premium to the exercise price during the term of the warrants.

Following an extensive consultation program with the residents of Malartic in cooperation with the town of Malartic, the Corporation has pursued the development of the new subdivision to relocate the southern sector of Malartic to allow access to the Canadian Malartic deposit. Several activities were initiated including:

•                  Continued development of the infrastructures for the new subdivision;

•                  Commencement of the relocation of the housing units on July 9, 2008. As of December 31, 2009, the relocation program is 95% completed;

•                  Continued design and engineering of the five institutional buildings; and

•                  Launch of the construction of the new elementary school (École des Explorateurs), the day care center and the adult education center. The construction of the new elementary school, the day care center and the adult education center was completed in August 2009.

The overall relocation program calls for 205 homes to be purchased and/or relocated.  As of December 31, 2009, the Corporation has purchased 95 homes under the relocation program from owners who did not wish to be relocated to the new area.

On September 4, 2008, the Corporation filed its environmental impact assessment study (the “Environmental Impact Study”) with Québec’s Ministère du Développement durable, de l’Environnement et des Parcs (the “MDDEP”). The Environmental Impact Study concludes that given the chosen site for mining infrastructure, the selected technology and the open communication with the various stakeholders, the Canadian Malartic Project would have a minimal impact on the environment and the population and would be well within acceptable industrial norms. Moreover, Osisko has demonstrated with its work to date that it is a major partner in the responsible development of Malartic and its surrounding area. The Environmental Impact Study also underscores significant spin-offs the project would have on the local and regional economy. The Environmental Impact Study is available on the Corporation’s website at www.osisko.com.

On September 30, 2008, the Corporation completed a non-brokered private placement of 2,916,725 flow-through shares at a price of $4.20 per share for gross proceeds of $12.25 million. The shares were issued at a 42% premium to market on the date of the commitment of the transaction. The flow-through shares, under which the Corporation transfers to the subscribers the income tax benefit from eligible exploration outlays, provide the Corporation with access to lower cost capital to fund its exploration programs.

On October 17, 2008, the TSX accepted Osisko’s notice of intention to make a normal course issuer bid (the “NCIB”) Under the terms of the NCIB, Osisko may acquire up to 11,669,526 of its common shares, representing approximately 10% of the public float of Osisko as of October 15, 2008. The NCIB ended on October 20, 2009. All 445,900 common shares purchased by Osisko under the NCIB were purchased on the open market through the facilities of the TSX at an average price of $1.71 and have been surrendered by Osisko to its transfer agent for cancellation.

On November 25, 2008, Osisko announced the results of a feasibility study (the “Feasibility Study”) for the Canadian Malartic Project. The Feasibility Study was compiled by BBA Inc. (“BBA”), with the collaboration of MICON International Limited (“MICON”), Belzile Solutions Inc. (“Belzile Solutions”), G Mining Services Inc. (“G Mining”), Genivar Limited Partnership (“Genivar”), Golder Associates Limited (“Golder”) and the Osisko technical group.

The Feasibility Study aimed to assist Osisko in its assessment of the technical feasibility and financial viability of establishing an open pit mining operation for the Canadian Malartic Project. The Feasibility Study concluded that the Corporation should advance to the final stage of implementation including securing project financing, completing the relocation program by the end of 2009, securing required permits and authorizations from governmental and regulatory authorities, continuing the engineering program and initiating the construction phase.

Summary highlights of the Feasibility Study are shown in the table below(1):

Proven and probable gold reserves (oz)	6,283,000
Estimated net recoverable gold (oz)	5,397,000
Average annual gold production (oz)	591,000
Average annual silver production (oz)	754,000
Cash cost per ounce
- before royalties	$320
- with royalties, net of silver revenues	$319
Total investment (CAPEX)	$789M
CAPEX per recoverable oz	$146
Sustaining capital	$95M
Closure costs	$45M
Operating cash flow pre-tax	$2,463M
Mine Life	10 years

(1)               Amounts in US$. A gold price of US$775 per ounce and a silver price of US$10 per ounce were assumed in the financial analysis and third quarter 2008 market prices for all materials and labour were applied. The Feasibility Study assumed an exchange rate of 1.18 (with respect to Canadian expenditures) and an oil price of US$70 per barrel.

The Feasibility Study showed that on its own, the main deposit provides strong returns in the current economical environment. See “3.3 Mineral Projects” for further details on the results of the Feasibility Study. The Feasibility Study is available on the Corporation’s website at www.osisko.com and on the SEDAR website at www.sedar.com.

Fiscal Year Ended December 31, 2009

On January 23, 2009, Osisko announced that it had signed a framework agreement with Québec’s Ministère des Ressources naturelles et de la Faune (the “MRNF”) covering the closure and rehabilitation of the orphaned East Malartic tailings pond (“East Malartic”) for which the MRNF became responsible in 2004.  The framework agreement stipulates that each party will assume half the cost of rehabilitating East Malartic, for which the preliminary estimate amounts to $23 million. On March 16, 2010, Osisko and the MRNF concluded the terms of a definitive agreement contemplating the use of tailings from the future Canadian Malartic mine, transported through pipes as thickened slurry, to cap and thereby restore the East Malartic tailings pond. Upon receipt of an independent consultant’s report confirming the efficiency of the mineral cover, Osisko will assume responsibility for this tailing area and its proper its restoration in accordance with laws and regulations, with the MRNF retaining the responsibility for past mining activities (i.e. prior to Osisko’s).

The Environmental Impact Study filed with the MDDEP on September 4, 2008 was reviewed by the Québec Government authorities to establish compliance with MDDEP guidelines. On January 26, 2009, the MDDEP issued a notice of receivability for the Environmental Impact Study which initiated a period of information for the public to consider requesting the Bureau d’audiences publiques sur l’environnement (the “BAPE”) to study the Canadian Malartic Project. Osisko, together with the town of Malartic and the Community Consultation Group, made a formal request to the MDDEP to hold public hearings. The MDDEP mandated the BAPE on March 9, 2009, to initiate public hearings and issue a recommendation on the Canadian Malartic Project within a four-month period.  The first phase of the public hearings was held in March 2009 in Malartic and the second phase in April 2009.

On July 9, 2009, the MDDEP made public the report on the public inquiry and hearings on the Canadian Malartic Project by the BAPE.  The report concluded that the Canadian Malartic Project could be authorized under certain conditions including (i) certain follow-up programs; and (ii) the deposit of financial guarantees sufficient to ensure that the Canadian Malartic Project could be carried out in a sustainable development perspective.  The complete report is available on the BAPE website at www.bape.gouv.qc.ca.

On January 26, 2009, Osisko announced estimated Inferred Mineral Resources for the western portion of the South Barnat deposit (“South Barnat”), located on the Canadian Malartic Property. South Barnat is a separate gold deposit adjacent to the Canadian Malartic deposit. Belzile Solutions, has estimated a global Inferred Mineral Resource of 1.81 million ounces of gold at an average grade of 2.12 g/t Au based on a lower cut-off grade of 1.00 g/t Au, and a global Inferred Mineral Resource of 2.03 million ounces of gold at an average grade of 1.74 g/t Au based on a lower cut-off grade of 0.36 g/t Au.

On February 25, 2009, the Corporation closed a public offering by way of short form prospectus, on a bought-deal basis, with a syndicate of underwriters. Osisko issued a total of 88,550,000 units at a price of $4.55 per unit, for aggregate gross proceeds of $402.9 million. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder thereof to purchase one additional common share upon payment of the exercise price of $5.45 until November 17, 2009.  The net proceeds amounted to $381.8 million, after the payment of underwriters’ 5% commission of $20.1 million and related expenses of $1.0 million, are being used in the development and construction of the Canadian Malartic Project and for general corporate purposes. The estimated use of the proceeds is as follows:

Use of Proceeds	(In thousands of dollars)
Community Resettlement	$67,500
Mining (mine stripping)	$13,500
Electrical and Communication	$21,500
Infrastructure	$28,500
Processing Plant	$197,425
Tailings and Water Management	$3,500
Indirects (Detailed Engineering, Construction Management, Ocean and other Freight, Temporary Facilities, Equipment, Tools and Maintenance)	$38,000
General Corporate Purpose	$11,933
Total	$381,858

On February 26, 2009, the Corporation reported preliminary metallurgical results on South Barnat.  The overall recovery from 42 individual leach tests of the direct whole ore cyanidation process is confirmed at an average of 92% (range of 86.6% to 97.2%) from composite samples representing the main lithologies of the deposit at an average head grade of 1.92 g/t Au (range of 0.74 to 7.64 g/t Au) and prepared to 80% minus 60 microns grind size.  Petrographic studies have been initiated on mineralized samples to establish specifics of gold mineralization at South Barnat and confirm the preliminary metallurgical results that indicate South Barnat ore will be compatible with the processing circuit at the Canadian Malartic Project.

On June 2, 2009, Osisko reported the updated NI 43101 compliant resource estimate for South Barnat.  Belzile Solutions has estimated, based on a cut-off grade of 1.00 g/t Au, that the global Measured and Indicated resource is 1.94 million ounces of gold at an average grade of 2.09 g/t Au with an additional 100,000 ounces of gold at an average grade of 1.86 g/t Au in the Inferred category. See “3.3 Mineral Projects — Mineral Resource Estimate and Exploration - General” for further details on the South Barnat deposit.

On August 20, 2009, the Conseil des ministres du Québec approved the order in council authorizing the completion of the Canadian Malartic Project and on August 27, 2009 the Corporation’s construction team initiated construction activities.

On September 1, 2009, the Corporation closed a second public offering by way of short form prospectus, on a bought deal basis, with a syndicate of underwriters.  Osisko issued a total of 21,361,250 common shares at a price of $7.00 per common share for aggregate gross proceeds of $149.5 million.  The net proceeds of the offering amounting to $142.4 million are being used for the development and construction of the Canadian Malartic Project and for general working capital purposes. The estimated use of the proceeds is as follows:

Use of Proceeds	(In thousands of dollars)
Mining	$20,000
Processing	$80,000
Indirects (Detailed Engineering, Construction Management, Ocean and other Freight, Temporary Facilities, Equipment, Tools and Maintenance)	$20,000
General Corporate Purpose	$22,426
Total	$142,426

On September 24, 2009, Osisko entered into a financing agreement with CPPIB Credit Investments Inc. (“CPPIB”), a wholly owned subsidiary of the CPP Investment Board.  Under the terms of the agreement, Osisko has the ability to draw up to $150 million in loans in two tranches:

i)                 Tranche A — An amount of $75 million was drawn on November 25, 2009. Osisko issued CPPIB 7 million warrants exercisable before September 24, 2014, at a price of $10.75, which represents a 30% premium to the 15 day volume weighted average price. Proceeds are to be used on the development and construction of the Canadian Malartic Project;

ii)              Tranche B — An amount of $75 million may be drawn on March 31, 2010, at the discretion of Osisko, for general corporate purposes. If the amount is drawn, CPPIB would receive an additional 5.5 million warrants having a 5-year term at similar terms to those issued in connection with Tranche A.

The loan carries an interest rate of 7.5% per annum, payable in cash on a quarterly basis, and is secured against substantially all of the assets of the Corporation. On March 30, 2010, CPPIB agreed to extend the drawdown date of Tranche B to December 31, 2010, in consideration for Osisko agreeing not to proceed with any voluntary prepayment before October 2012.

On November 9, 2009, Osisko concluded a $75 million financing agreement with SGF Mines Inc. (“SGF”) by way of senior non-guaranteed debenture, convertible at the discretion of the SGF, into Osisko shares at a price of $9.18 per share. It carries an interest rate of 7.5% per annum, payable on a quarterly basis in shares until commencement of commercial production and in cash thereafter. The initial capital is to be reimbursed no later than November 9, 2014. The proceeds are being used to fund the development and construction of the Canadian Malartic Project.

In November 2009, Osisko received the following proceeds from the exercise of previously granted warrants:

•                  $39.6 million from the exercise of 5,015,490 warrants at $7.90. A total of 4,609,510 warrants were not exercised and expired on November 16, 2009; and

•                  $241.3 million from the exercise of 44,266,256 warrants at $5.45. A total of 8,744 warrants were not exercised and expired on November 17, 2009.

On December 11, 2009, Osisko and Clifton Star Resources Inc. (“Clifton”) announced the execution of a joint venture agreement on the Clifton’s Duparquet Project. In consideration of exploration and development expenditures totaling $70 million over a four-year period, Osisko will earn a 50% interest in the Duparquet Project and will act as operator of the joint venture.

On December 14, 2009, Osisko announced an updated resource estimate for the Canadian Malartic Project. Belzile Solutions has estimated global Measured and Indicated resource of 11.20 million ounces of gold at an average undiluted grade of 1.10 g/t Au, with an additional 0.47 million ounces of gold at an average grade of 0.73 g/t Au in the Inferred category, based on a lower cut-off grade of 0.34 g/t Au. This new estimate included the combined, previously-reported resources of the Canadian Malartic deposit and the South Barnat deposit, as well as additional resources defined from ongoing drilling within the previously estimated pit shells and immediately southeast of the pit shells.

During 2009, Osisko also closed private placements of non-brokered flow-through financing of totaling $14.4 million. The proceeds are committed to pursue exploration programs on several exploration projects and on the Canadian Malartic Project.

Outlook 2010

During 2010, the Corporation intends to focus on:

•                  advancement of the development and construction of its flagship Canadian Malartic Project;

•                  growth of its reserve and resource base through the exploration programs; and

•                  pursuing the acquisition of additional advanced stage projects.

Regarding the latter point, the Corporation announced on March 22, 2010, a friendly take over bid to acquire Brett Resources Inc. (“Brett”).  Osisko and Brett entered into a definitive support agreement pursuant to which Osisko will offer to acquire (the “Offer”) all of the issued and outstanding common shares of Brett (the “Shares”). Osisko agreed to offer shareholders of Brett (the “Shareholders”) 0.34 of an Osisko common share for each common share of Brett held. The consideration under the Offer represents a premium of 52.5% using the 20-day volume weighted average prices of Osisko and Brett on the TSX and TSX Venture, respectively for the 20 trading day period ending March 16, 2010.  The value of the total consideration offered to the Shareholders is approximately $372 million calculated on a fully-diluted basis, implying an enterprise value of approximately $308 million. The boards of directors of both companies have unanimously approved this transaction and the board of directors of Brett will recommend that Shareholders tender to the Offer.

This transaction will positions Osisko as a near-term, diversified growing gold producer through, notably, ownership of Brett’s Hammond Reef project.

Hammond Reef is a large and growing development project with potential to become a substantial open-pit mine.  Hammond Reef currently hosts a NI 43-101 compliant inferred resource of 6.70 million ounces of gold (259.4 million Tonnes at a grade of 0.8 g/t Au, using 0.3 g/t Au cut-off), of which 97% lies within 300 metres of surface.

A preliminary assessment study (the “Study”) was completed by Brett in November 2009 outlining an initial 14 year mine life operating at 50,000 tpd. Over the first six years, on average, Hammond Reef is expected to produce 463,000 ounces of gold per year at cash costs of US$382 per ounce (including royalties, net of silver credits). Over the life of mine, Hammond Reef is expected to produce a total of 5.13 million ounces of gold at an average rate of 369,000 ounces per year and average cash costs of US$442 per ounce (including royalties, net of silver credits). Using a gold price of US$990 per ounce the Study shows that Hammond Reef has an after-tax net present value of US$811 million (using a 5% discount rate) and an internal rate of return of 22.9%.

For further information on Hammond Reef please see Brett’s “Preliminary Assessment of the Hammond Reef Gold Project, Atikokan, Ontario, Canada”; completed by Scott Willson Roscoe Postle

Associates Inc., November 27, 2009, a copy of which is available on Brett’s website at www.brettresources.com and on the SEDAR website at www.sedar.com.

A take-over bid circular containing the full details of the Offer (together with a Brett board of Directors’ circular) and other related documents are expected to be mailed to Shareholders on or about April 13, 2010.

In the event that the transaction is not completed, in certain circumstances, Brett has agreed to pay Osisko a termination fee equal to $17.5 million.  The Offer is conditional on the deposit to the Offer of at least 66 2/3% of the outstanding Shares, as well as receipt of any necessary regulatory approvals and satisfaction or waiver of other customary conditions. The Offer, unless extended, will expire 36 days after it begins.

Brett’s financial advisors have each provided a verbal opinion to the Independent Committee of Brett that the consideration offered is fair, from a financial point of view, to Brett’s shareholders.

2.2          Significant Acquisitions

There was no significant acquisition completed by Osisko during the financial year ended December 31, 2009.

ITEM 3.                                                     DESCRIPTION OF THE BUSINESS

3.1          General

The Corporation is engaged in the business of acquiring, exploring and developing mineral properties, primarily those containing gold and associated precious metals. Osisko’s operations, development projects and exploration activities are mostly concentrated in its wholly-owned Canadian Malartic Property in the Abitibi Gold Belt, immediately south of the town of Malartic and approximately 25 kilometres west of the city of Val-d’Or, Québec. Osisko is progressing actively towards the development of the Canadian Malartic Project. See “3.3 Mineral Projects”.

The Corporation also currently maintains operation, exploration, and development activities on the following exploration properties which are not presently considered material projects:

Properties	Metal	No. of Claims / Permits	Interest	Planned Work
Cadillac, Québec, Canada	Gold	241	100%	Sampling
East Amphi, Québec, Canada	Gold	85	100%	Drilling
Malartic CHL, Québec, Canada	Gold	10	70% Option	Drilling
Dunn, Québec, Canada	Gold	51	50% Option (1)	Geophysics-drilling
Mountjoy, Ontario, Canada	Gold	105	50% Option (2)	Geophysics
Goldboro, Nova Scotia, Canada	Gold	5,741	50% Option (3)	Drilling
Duparquet, Québec, Canada	Gold	138	50% Option	Drilling

(1)           Option can be increased to 65%.

(2)           Option can be increased to 70%.

(3)           Option can be increased to 60%.

Employees

As at December 31, 2009, Osisko employed a total of 138 people.

3.2          Risk Factors

The Corporation is an exploration and development corporation that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the existence of economically recoverable reserves, and the ability of the Corporation to obtain necessary financing to complete development and future profitable production or the proceeds of disposition thereof. An investment in the Corporation’s common shares is highly speculative and subject to a number of risks and uncertainties. An investor should carefully consider the risks described below and the other information filed with the Canadian securities regulators before investing in the Corporation’s common shares. If any of the following risks occur, or if others occur, the Corporation’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

Financial Risks

The Corporation is in its exploration and development stage and has no history of profitability. The Corporation completed a positive feasibility for its Canadian Malartic Project. The Corporation has raised and secured the necessary funding for the Project. If additional funds are required, the source of funds available to the Corporation is through the sale of additional equity capital or borrowings. There is no assurance that such funding will be available to the Corporation. Furthermore, even if such financing is available, there can be no assurance that it will be successfully obtained on terms favourable to the Corporation or provide the Corporation with sufficient funds to meet its objectives, which may adversely affect the Corporation’s business and financial condition.

Risk of Project Delay

The Corporation plans to: (i) complete the permitting application process in respect of the Canadian Malartic Project; (ii) continue construction; and (iii) commence commercial production in 2011. However, there are significant risks that the commencement and completion of construction of a mine on the Canadian Malartic Project could be delayed due to circumstances beyond the Corporation’s control. Such risks include delays in acquiring all of the necessary surface rights, delays in obtaining mining leases, environmental and construction authorizations and permits, delays in finalizing all necessary detailed engineering, as well as unforeseen difficulties encountered during the construction process.

Risk relating to Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Proven and Probable Mineral Reserves, Measured Mineral Resources and Indicated Mineral Resources contained in this Annual Information Form are estimates only and are used as a relative measure of the level of confidence in the resource or reserve estimate.  Readers are cautioned that Measured or Indicated mineral resources are not economic Mineral Reserves and that the economic viability of resources that are not Mineral Reserves has not been demonstrated.  No assurance can be given that the mining of anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Corporation’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold and silver recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold and silver prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves and Mineral Resources, or of the Corporation’s ability to extract these Mineral Reserves, could have a material adverse effect on the Corporation’s results of operations and financial condition.

Environmental Risks and Hazard

All phases of the Corporation’s operations are and will be subject to federal, provincial and local environmental regulations in the various jurisdictions in which the Corporation operates. These regulations mandate, among other things, the maintenance of air and water quality standards, noise limitation, land use standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste. Environmental legislation is evolving in a manner which will require, in certain jurisdictions, stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. No certainty exists that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the Corporation’s properties which are unknown to management at present and which have been caused by previous owners or operators of the properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Québec provincial legislation in mining matters contemplates the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act (Québec) ensures the rehabilitation and restoration of lands affected by mining activities. Thus, a company who carries out mining operations in respect of tailings must obtain the approval of the MRNF and the MDDEP for any plan for the rehabilitation and restoration of land affected by its operations; such company must comply with the plan and provide a financial guarantee to that effect. Where a company commences mining operations, it must submit its rehabilitation and restoration plan within one year following the beginning of its activities. The MRNF and the MDDEP may require or impose additional conditions or obligations before giving its approval to the closure and restoration plans. Such plans, once approved, must be resubmitted every five years for approval by the MRNF. The MRNF may review the financial guarantees at any time if it is of the opinion that the guarantee is insufficient and may require additional guarantees. The MRNF may enjoin a company who has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. If said company does not comply with any of the aforementioned amendments and regulations, the MRNF may have the rehabilitation and restoration work executed by a third party at the cost of such company. The Corporation does not foresee any difficulty in meeting the requirements under the Mining Act (Québec).

Metal Price Volatility

Factors beyond the control of the Corporation may affect the marketability of any ore or minerals discovered at the Corporation’s properties. Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Corporation’s control including international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Gold prices historically have fluctuated widely and are influenced by a number of factors beyond the control or influence of the Corporation. Some factors that affect the price of gold include: industrial and jewelry demand; central bank lending or purchases or sales of gold bullion; forward or short sales of gold by producers and speculators; future level of gold productions; and rapid short-term changes in supply and demand due to speculative or hedging activities by producers, individuals or funds. Gold prices are also affected by macroeconomic factors including: confidence in the global monetary system; expectations of the future rate of inflation; the availability and attractiveness of alternative investment vehicles; the general level of interests rates; the strength of, and confidence in the U.S. dollar, the currency in which the price of gold is generally quoted, and other major currencies; global and regional political or economic events; and costs of production of other gold producing companies whose costs are denominated in currencies other than the U.S. dollar. All of the above factors can, through their interaction, affect the price of gold by increasing or decreasing the demand for or supply of gold.

Risk linked with industry conditions

Mineral exploration and development is extremely competitive and involves a high degree of risk. The Corporation must compete with a number of other companies that may have greater technical and financial resources. It involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.   Most exploration programs do not result in the discovery of significant mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined.  Commercial viability of exploiting any deposits encountered depends on a number of factors including infrastructure, commodity prices, energy costs, inflation, interest rates, financial market conditions, potential litigation, availability of qualified labour and governmental regulations, in particular those in relation to price, taxes, royalties, land use, governmental involvement in the project, importation and exportation duties. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered of sufficient quantity, quality, size and grade on any of the Corporation’s exploration properties to justify commercial operations nor that any exploration property will be brought into production.

Price Fluctuations: Share Price Volatility

The common shares of the Corporation are listed on the TSX. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the common shares is also likely to be significantly affected by short-term changes in gold and silver or in its financial condition or results of operations as reflected in its quarterly earnings reports.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Corporation’s long-term value. There can be no assurance that continual fluctuations in price will not occur.

Risk on the uncertainty of title

Although the Corporation has obtained title opinions with respect to its properties and has taken all possible measures to ensure proper title to its properties, including filing of necessary documents and payment of rents to local regulatory authorities, there is no guarantee that the title to any of its properties will not be challenged. Third parties may, unbeknownst to the Corporation, have valid claims underlying portions of the Corporation’s interests.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Corporation, from exploration through development activities and commercial production, if any, are and will be governed by applicable laws and regulations governing mineral claims acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health and safety, waste disposal, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The Corporation has received all necessary permits for the exploration and development work it is presently conducting; however, there can be no assurance that all permits which the Corporation may require for future exploration, development, construction of mining facilities and conduct of mining operations, if any, will be obtained on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project which the Corporation may undertake.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including the forfeiture of claims, orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or costly remedial actions. The Corporation may be required to compensate those suffering loss or damage by reason of its mineral exploration and development activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.

Existing and possible future laws, regulations and permits governing operations and activities of exploration and development companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or require abandonment or delays in exploration and development work.

Workforce Recruitment Risks

The development of the Canadian Malartic Property will require an experienced and skilled management, technical and operating workforce. The mining sector is usually experiencing a highly competitive demand for qualified personnel and the Corporation cannot provide assurance that it will be able to attract or retain such personnel.

Insurance Risk

The mining industry is subject to significant risks that could result in damage to or destruction of property and facilities, personal injury or death, environmental damage and pollution, delays in production, expropriation of assets and loss of title to mining claims. No assurance can be given that insurance to cover the risks to which the Corporation’s activities are subject will be available at all or at commercially reasonable premiums. The Corporation currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development. The Corporation carries liability insurance with respect to its mineral exploration operations, but it not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including liability for pollution) or other hazards resulting from exploration and development activities is prohibitively expensive. The payment of any such liabilities would reduce the funds available to the Corporation. If the Corporation is unable to fully fund the costs of remedying an environmental problem, it might be required to suspend operations or enter into costly interim compliance measures pending completion of a permanent remedy.

No History of Earnings

The Corporation has no history of earnings and there is no assurance that any of its mineral properties will generate earnings, operate profitably or provide a return on investment in the near future. The Corporation has not paid dividends in the past and has no plans to pay dividends for the foreseeable future. The future dividend policy of the Corporation will be determined by its directors.

Currency Fluctuations May Affect the Costs of Doing Business

The Corporation’s main activities and offices are currently located in Canada. However, some of the costs associated with the Corporation’s activities in Canada are denominated in currencies not directly related to the price of the Canadian dollar. In addition, the Canadian dollar is subject to fluctuation in value in relation to other currencies. Any appreciation of these currencies vis-à-vis the Canadian dollar could increase the Corporation’s cost of doing business abroad. For the period ending December 31, 2009, the Corporation did not utilize hedging programs to mitigate the effect of currency movement.

Competition

The Corporation is in competition with other mining companies for the acquisition of interests in precious and base metal mining properties. In the pursuit of such acquisition opportunities, the Corporation competes with several Canadian and foreign companies that may have substantially greater financial and other resources. Although the Corporation has acquired many such assets in the past, there can be no assurance that its acquisition efforts will succeed in the future.

Conflict of Interests

Certain directors and officers of the Corporation may also serve as directors and/or officers of other public and private companies and devote a portion of their time to manage other business interests. Furthermore, certain directors and officers of the Corporation may also serve as directors of other companies involved in mineral exploration and development. Consequently, the possibility of conflict of interest exists at several levels.

To the extent that such other companies may participate in ventures in which the Corporation is also participating, or participate in business transactions with the Corporation, such directors and officers may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. Canadian law and Corporation policy require the directors and officers of the Corporation to act honestly, in good faith, and in the best interests of the Corporation and its shareholders.  However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions, or declare and refrain from voting on any matters in which such directors have a conflict of interest. There is, however, no guarantee that the Corporation’s interests will receive priority in all cases.

Increased Costs and Compliance Risks as a Result of Being a Public Corporation

Legal, accounting and other expenses associated with public Corporation reporting requirements have increased significantly in the past few years. The Corporation anticipates that costs may continue to increase with recently adopted or proposed executive compensation and corporate governance related requirements, including, without limitation, requirements under National Instrument 51-102 Continuous Disclosure Obligations, National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, National Instrument 52-110 Audit Committees and National Instrument 58-101 Disclosure of Corporate Governance Practices.

The Corporation also expects these new rules and regulations may make it more difficult and more expensive for it to obtain director and officer liability insurance, and it may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for the Corporation to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Foreign Country and Regulatory Requirements

Mineral exploration and mining activities may be affected in varying degrees by changes in government regulations such as tax laws, business laws, environmental laws and mining laws, affecting the Corporation’s business in foreign country. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and may adversely affect its business, or if significant enough, may make it impossible to continue to operate in such country. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, income taxes, expropriation of property, environmental legislation and mine safety.

Risk Linked to the Community of Malartic

The Corporation’s principal asset, the Canadian Malartic gold deposit, is located adjacent to the community of Malartic. Commercial open-pit production of the deposit will require not only the collaboration and support of the town council and residents of Malartic, but will also require relocation of a portion of the town, which is largely completed.  An eventual commercial open-pit production of the South Barnat deposit would require the relocation of a portion of highway 117, for which permits have not yet been obtained. Although the Corporation has taken all possible measures to ensure majority community support for the project, there is no guarantee that the Corporation will continue to retain the social contract necessary for commercial production of the deposit,  nor that the completion of the relocation program will not suffer any delay.

3.3          Mineral Projects

CANADIAN MALARTIC

Part of the following disclosure relating to the Canadian Malartic Property has been derived from:

(1)          an independent technical report (herein referred to as the “Canadian Malartic Report”) on the Canadian Malartic Property entitled “Feasibility Study — Canadian Malartic Project (Malartic, Québec)” dated December 2008 compiled by BBA, with the collaboration of MICON, Belzile Solutions, G Mining, Genivar, Golder and the Osisko technical group. Messrs. David

Runnels, Eng. (BBA), B. Terrence Hennessey, P. Geo. (MICON), Elzéar Belzile, Eng. (Belzile Solutions), Louis-Pierre Gignac, Eng. (G Mining), André-Martin Bouchard (Genivar) and Michel R. Julien, Eng., Ph.D. (Golder) are “qualified persons” within the meaning of NI 43-101 and are independent of the Corporation. The Canadian Malartic Report is available for inspection during regular business hours at the corporate head office of the Corporation and may also be reviewed under the Corporation’s profile on the SEDAR website (www.sedar.com); and

(2)          an independent technical report (herein referred to as the “Canadian Malartic Updated Report”) on the Canadian Malartic Property entitled “Updated resource and reserve estimates for the — Canadian Malartic Project (Malartic, Québec)” dated March 22, 2010 by Belzile Solutions, G Mining. Messrs. Elzéar Belzile, Eng. (Belzile Solutions) and Louis-Pierre Gignac, Eng. (G Mining) are “qualified persons” within the meaning of NI 43-101 and are independent of the Corporation. The Canadian Malartic Report is available for inspection during regular business hours at the corporate head office of the Corporation and may also be reviewed under the Corporation’s profile on the SEDAR website (www.sedar.com).

The following summaries of the Canadian Malartic Report and of the Canadian Malartic Updated Report are reproduced herein for the purposes of the disclosure of the Canadian Malartic Property required under section 5.4 of Form 51-102F2.

Unless otherwise indicated, technical information which has been disclosed since the release of the Canadian Malartic Report has been prepared under the supervision of Robert Wares, P. Geo., the Chief Operating Officer of the Corporation, who is a “qualified person” within the meaning of NI 43-101.

Summary of the Canadian Malartic Report

Property Description and Location

The Canadian Malartic Property is located in the Abitibi region of north-western Québec. It lies entirely within Fournière Township, immediately south of the town of Malartic, about 25 km west of Val-d’Or, Québec and about 550 km northwest of Montreal, Québec. The Canadian Malartic Property is of roughly rectangular shape, extending about 13 km east-west and about 4 km north-south. The Canadian Malartic Property also covers the southern portion of the town of Malartic itself.

Land Area

The Canadian Malartic Property is comprised of 121 contiguous mining titles, 108 Map Designated Claims (“CDC”), 12 claims (“CL”) and one Mining Concession (“CM”) covering a total of 5,377 ha.  During 2009, the Corporation was also granted two surface leases covering 1,856 ha for its tailings and milling plant.  In addition, on November 25, 2009, the MRNF granted Osisko a mining lease (“ML”) having a total area 189 ha.  Registration of this lease at the mining registry is pending and CDC and CL affected by said ML have been suspended accordingly in order to avoid overlapping.

Exploration rights immediately north of the Canadian Malartic Property are owned by the Corporation (East Amphi property) and by Niogold Mining Corp. Rights to the east are owned by Golden Valley Mines Ltd. (“Golden Valley Mines”), to which the Corporation has an option to earn a 70% interest, and by Northern Star Mining Corp. Rights to the southeast of the Canadian Malartic Property are owned by an individual prospector and C2C Inc., whereas rights to the west are owned by the Corporation under a separate property (Cadillac property).

Rights and Obligations Associated with Mining Titles

A ML entitles the holder to mine and remove minerals from the land forming part of such ML.  A mining lease is granted for an initial term of 20 years and is renewable up to three times, each for a 10-year term.  The holder of a mining lease shall pay an annual rent which is prescribed by mining regulations.

A claim (CL or CDC) provides the owner with a two-year exclusive right to explore the designated territory for any mineral substances with certain exceptions. After the two-year period, claims can be renewed for an additional two-year term on certain conditions including that sufficient assessment work is done. A claim provides a right of access, though not surface rights, to a designated parcel of land on which exploration work may be undertaken. Access to land that has been granted, alienated or leased by the Crown for non-mining purposes requires the permission of the current surface rights-holder. Additionally, claims that lie within town boundaries or lands identified as state reserves may be subject to further conditions and obligations concerning the work to be performed on the claim. Expiration dates for the various mining titles of the Canadian Malartic Property vary between February 10, 2011and February 19, 2012. Incurred exploration expenditures on the Canadian Malartic Property currently exceed the minimum expenditures required to maintain the claims in good standing.

A CM is initially granted for a twenty-year period, with the possibility of renewal for additional ten-year periods. There is no obligation or work requirement needed to maintain the concession other than the payment of an annual fee based on the size of the concession. The CM provides some surface rights to the owner, limited to those necessary for mining activities.

Each of the two surface leases is granted for a one year term, renewable on a yearly basis.

Agreements and Encumbrances

The Canadian Malartic Property was acquired by the Corporation in stages from 2004 to 2009. The majority of the mining titles of the Canadian Malartic Property was map-staked by the Corporation or its appointed intermediaries, and is not subject to any encumbrances. Others were purchased outright from independent parties, without royalties or other obligations. Of the 121 mining titles comprising the Canadian Malartic Property, 21 are subject to agreements as presented in the following table:

Mining Titles	Agreements and Encumbrances
CM 226 CL 3941621, CL 3941633 CL 3941634, CL 3941635 CL 3950771, CL 3950772

Mining titles 100% owned by Osisko.
The claims were purchased from McWatters Mining Inc. (“McWatters”) liquidating trustee in consideration of a cash payment.
The claims are subject to a sliding 2% - 3% NSR payable to Royal Gold, Inc.(“Royal Gold”). The royalty rate is tied to the price of gold, with the higher rate taking effect if the gold price is greater than US$350/oz. Half of the royalty can be purchased back by Osisko for US$1.5 million.

CL 5144234, CL 5144235 CL 5144236, CL 5144237 CL 5144238, CL 5144239

Mining titles 100% owned by Osisko.
The claims were acquired from Dianor Resources Inc. (“Dianor”) and subsidiary Threegold Resources Inc. (“Threegold”) in consideration of cash and shares. The claims are subject to a 2% NSR payable to a private individual. The entire royalty may be purchased back by Osisko for $2,000,000.

Mining Titles	Agreements and Encumbrances
CDC 72271	Mining title 100% owned by Osisko. Claim purchased from Golden Valley Mines for a cash consideration. The claim is subject to a 2% NSR payable to Golden Valley Mines.
CDC 2000854, CDC 2000855 CDC 2000856, CDC 2000857 CDC 2000858, CDC 2000859

Mining titles 100% owned by Osisko.
The claims were purchased from a private individual representing J. Stoch, in consideration of a cash payment. The claims are subject to a 2.5% Gross Overriding Metal Royalty.

CDC 2001055	Mining title 100% owned by Osisko. The claim was purchased from a private individual in consideration of a cash payment. The claim is subject to a 2.5% Gross Overriding Metal Royalty.

Environmental Exposures

The Corporation is not aware of any environmental liabilities, obligations or responsibilities associated with the Canadian Malartic Property, other than the adherence to the regulations of the MDDEP concerning exploration activities. Several non-remediated tailings ponds of the past-producing East Malartic mine occur on the Canadian Malartic Property but as long as these are covered by exploration rights (CDC’s), the environmental liabilities related to these ponds are the responsibility of the MRNF. With respect to the formal agreement entered into with the MRNF on March 16, 2010, further to the signing of a framework agreement in January 2009, the environmental liability related to past producing mines will remain with the MRNF while any new environmental obligations which will derive from mining of the Project will be the sole responsibility of Osisko.

Environmental Approvals and Permits

On September 4, 2008, the Corporation filed its Environmental Impact Study with the MDDEP. The Environmental Impact Study concluded that, given the chosen site for mining infrastructure, the selected technology and the open communication with the various stakeholders, the Canadian Malartic Project would have a minimal impact on the environment and the population and would be well within acceptable industrial norms. Moreover, Osisko has demonstrated with its work to date that it is a major partner in the responsible development of Malartic and its surrounding area. The Environmental Impact Study also underscored significant spin-offs the project would have on the local and regional economy.

The Environmental Impact Study has been reviewed and accepted by Québec governmental authorities who established its compliance with MDDEP guidelines. The formal process of the BAPE commenced on March 11, 2009 and, on July 9, 2009, the MDDEP has made public the report on the public inquiry and hearings. The report concluded that the Canadian Malartic Project could be authorized under certain conditions including (i) certain follow-up programs; and (ii) the deposit of financial guarantees sufficient to ensure that the Canadian Malartic Project could be carried out in a sustainable development perspective. On August 20, 2009, the Conseil des ministres du Québec has approved the order in council authorizing the completion of the Canadian Malartic Project.

Accessibility, Local Resources and Infrastructure

Accessibility

The northern extents of the Canadian Malartic Property can be accessed directly from highway 117. A paved road running north-south from the town of Malartic towards Lake Mourier cuts through the central area of the Canadian Malartic Property. The Canadian Malartic Property is further accessible by a series of logging roads and trails, as well as a network of gravel roads associated with the past producing mines. Malartic is also serviced by a rail-line which cuts through the middle of the town. The nearest large airport is located in Val-d’Or, about 25 km east of Malartic.

Climate

Mean annual temperature for the Val-d’Or/Malartic area is 1.2°C, with average daily temperatures ranging from -17.2°C in January to 17.2°C in July. The average total annual precipitation is 914 mm, peaking in September (102 mm) and at a minimum in February (40.5 mm). Snow falls between October and May, with most occurring between November and March. Peak snowfall occurs in December, averaging 610 mm, equivalent to 54 mm of water. Winds are generally from the south or southwest from June through January, and mainly from the northwest from February through May. Average wind velocities are in the order of 11 to 14 km/h.

Local Resources and Infrastructure

The Canadian Malartic Property is located in the southern portion of the town of Malartic. The town has a population of around 3,500 people and hosts a variety of commercial and institutional establishments, including day cares, an adult learning center, a cultural center, a long term elderly care facility, a hospital, motels, restaurants, service suppliers, retailers and a community health clinic, as well as elementary and high schools. The city of Val-d’Or, some 25 km east of Malartic, hosts a large number of manufacturers and suppliers who serve the mining industry.

Local manpower trained in heavy equipment/industrial operations is available in Malartic. Skilled workers may also be available from the areas within an approximate 35 km radius of Malartic, specifically Cadillac to the west and Val-d’Or to the east, where a number of mines are still in operation.

Physiography

The Canadian Malartic Property is situated in the Abitibi lowlands and is relatively flat, consisting of plains with a few small hills. The topographic relief on the Canadian Malartic Property is subtle, with a difference of about 95 m between maximum and minimum elevations. Most of the area is sparsely wooded with secondary growth black spruce, larch and birch as the dominant species. The central, east-central and west-central parts of the Canadian Malartic Property are cut by a number of small streams, generally oriented east-west and connecting bogs or swampy areas. The south eastern extremity of the Canadian Malartic Property partially overlaps onto Lake Fournière, which covers about 28 km2.

Overburden is characteristically a thin layer of till, typically only a few metres thick, with local development of organic-rich boggy material. Outcropping exposures are relatively rare, generally restricted to localized zones in which the lithology is silica-altered and more resistant to erosion.

History

Prior and Current Ownership

Gold was first discovered in the Malartic area in 1923 by the Gouldie Brothers at what is now designated the Gouldie Zone. In 1925, a new showing was discovered and staked by an Ottawa-based prospecting syndicate, located about 1.6 km northwest of the Gouldie prospect. This property was sold to the newly-incorporated Malartic Gold Mines in 1927. Malartic Gold Mines undertook drilling, trenching and limited underground development on the deposit until 1929, when the project was suspended with the onset of the Great Depression.

In 1933, the original Canadian Malartic Gold Mines Ltd. took possession of the Malartic Mines property as well as the claims covering the Gouldie prospect. Production at the original Canadian Malartic Mine began in 1935 and continued uninterrupted until 1965. The original Canadian Malartic success prompted additional exploration, discovery and development immediately to the east. The Barnat/Sladen Mines and East Malartic Mine independently went into production in 1938 and continued with only minor interruptions until 1970 and 1983, respectively.

In 1964, Falconbridge Nickel Ltd. purchased the original Canadian Malartic Mine and, following cessation of gold production in 1965, refurbished the mill to process nickel ore from its Marbridge Mine. These operations ceased in 1968, after which the original Canadian Malartic mill was decommissioned and removed.

In 1974, the mining titles covering a portion of the historic Canadian Malartic holdings were purchased by East Malartic Gold Mines. The rest of the gold camp, covering the balance of the original Canadian Malartic ground, as well as the past-producing Barnat/Sladen and East Malartic Mines, was acquired in 1979 by Long Lac Exploration Ltd. These two companies, as well as a third Ontario-based company, merged in 1982 to form Lac Minerals ltd. (“Lac Minerals”), which continued to explore the property over the next decade with the objective of defining a near-surface gold resource amenable to open-pit mining methods.

Control of the property fell to Barrick in 1994 when it acquired Lac Minerals. Barrick did not explore the property but completed a number of environmental and stope-stability studies during the 1990’s. Barrick’s principal activity was to process pyrite-rich ore from its Bousquet Mine at the East Malartic mill, which lasted until 2002 and resulted in the production of acid-generating mill tailings. Barrick sold all of its interests in the Malartic camp, including environmental and reclamation liabilities, to McWatters in February, 2003.

In November 2004, Osisko, through an intermediary, purchased a 100% interest in six claims and one CM covering the past-producing original Canadian Malartic Mine. The mining titles were purchased from the McWatters liquidation trustee, following the bankruptcy of McWatters earlier in 2004. A sliding 2% to 3% NSR is payable to Royal Gold for these titles, half of which can be purchased for US$1.5 million. The titles have since been transferred, and are registered with 100% ownership in favour of Osisko. Osisko elected not to purchase the CM covering the past producing Barnat, Sladen and East Malartic Mines from the liquidation trustee, due to concerns over acquired environmental liabilities. Control of this portion of the property was assumed by the Québec Government (MRNF) in December, 2004, after the liquidation trustee failed to find a buyer.

On December 29, 2004, Osisko announced the signing of a letter of intent with Dianor and its wholly-owned subsidiary Threegold to acquire a 100% interest in a block of six claims to the southwest of, and contiguous with, the property purchased from the McWatters trustee. These claims are subject to a 2%

NSR payable to a private individual, but the royalty may be purchased for $2.0 million. Official documents for the transfer of these claims were filed on December 29, 2005, and the claims are now registered with 100% ownership in favour of Osisko.

Between February and June, 2005, 92 additional claims were staked by Osisko or its appointed intermediaries, surrounding the original block of seven mining titles and the Dianor block. In December, 2005, Osisko staked six more claims along the southern margin of the property. The transfer of these claims has been processed, and all are now registered with 100% ownership in favour of Osisko.

On February 3, 2006, Osisko announced the signing of a letter of intent with Golden Valley Mines to purchase a 100% interest in a single claim contiguous to the property. The claim is subject to a 2% NSR payable to Golden Valley Mines. The finalization of the agreement was announced on June 21, 2006. The transfer of this claim has been processed and is now registered with 100% ownership in favour of Osisko.

In late 2005, the Québec Government cancelled the mining concessions and claims covering the portion of the McWatters property that was transferred from the McWatters liquidation trustee and converted the area to 16 CDCs. The conversion of mining titles to CDCs effectively freed any eventual owner of the titles of the associated environmental liabilities and encumbrances.

The claims were made available through the Québec Government electronic map staking system, and eight separate parties simultaneously submitted applications for the titles. The ownership situation was resolved by a claim-by-claim lottery conducted on February 15, 2006. Osisko succeeded in acquiring two of the claims at the lottery. On March 2, 2006, Osisko announced that it had signed letters of intent with a group of four independent parties to purchase 100% interest in the remaining 14 titles. Seven of these titles were purchased outright from two individuals, without additional encumbrance. The remaining seven claims were purchased from two other individuals and are subject to a 2.5% gross overriding royalty. The transfer documents for these claims have been processed, and all are now registered with 100% ownership in favour of Osisko.

On November 25, 2009, the MRNF granted Osisko a mining lease (“ML”) having a total area 189 ha.  Registration of this lease at the mining registry is pending and CDC and CL affected by said ML have been suspended accordingly in order to avoid overlapping.

Exploration History

The past-producing Canadian Malartic, Barnat/Sladen and East Malartic gold mines located on Osisko’s property went into production between 1935 and 1938, and ceased production in 1965, 1970 and 1983, respectively. Relatively little exploration work was done before development began on those deposits and, during mining operations, essentially all reports of geological work, drilling, development and production were internal, unpublished documents. The collective archives of the past-producing mines were acquired by Lac Minerals at the time it took control of the property, and stored in the administrative offices of the East Malartic Mine. The mine office and the archives fell under the control of the Québec Government (MRNF) when it assumed responsibility for that portion of the property from the McWatters liquidation trustee.

The first geological maps of the Malartic area (Fournière township) were produced by the Geological Survey of Canada. Geological reports including detailed mapping in the area of the Canadian Malartic Mine were produced in 1928 by Canadian Malartic Mines Ltd. The Québec Mines Service remapped the Canadian Malartic area in 1935 at a detailed scale, and provided the first petrographic descriptions of the mineralized rocks.  Several geoscientific reports on the Malartic gold camp were subsequently published by the Geological Survey of Canada and the Ministère des Richesses Naturelles du Québec between 1940 and 2000.

After the closing of the East Malartic Mine, Lac Minerals continued exploration work on the property, including drilling of approximately 500 surface drill holes on or near the Canadian Malartic deposit in various campaigns dating from 1981 to 1985. Several other drill campaigns were completed on the Barnat/Sladen and East Malartic portions of the property until 1990 when Lac Minerals discontinued exploration on the property. Most of the drill data generated by Lac Minerals was filed for assessment with the Québec Government and is publicly available.

Lac Minerals undertook limited ground geophysical (induced polarization, magnetic and electromagnetic) surveys on the property between 1980 and 1983, but results were poor or inconclusive and no geophysical response could be correlated to known mineralization.

Given the poor response of the various geophysical survey techniques, Lac Minerals targeted its exploration drilling program based on results of historic drilling, underground development and surface geological mapping. This approach led to the discovery of a new mineralized zone (the Charlie Zone), located under the tailings to the south of the Sladen mine.

During the time Barrick owned the property (1994 - 2003), no exploration work was done. Efforts focused on partial recompilation of historical data for resource estimate purposes, and on stope stability and environmental assessment. Barrick drilled a limited number of geotechnical holes to determine the thickness and stability of crown pillars of the Canadian Malartic Mine, in the area underlying houses in the southern part of the town of Malartic. After the 2003 acquisition, there is no public record of McWatters performing any exploration work on the property.

Historic Drilling

The vast majority of historic drilling on the property was undertaken by the past-producing Canadian Malartic, Barnat/Sladen and East Malartic gold mines during development and production. Drill records for these operations were mostly internal, unpublished documents. A subset of these historic archives has been compiled by Osisko, pertaining to the ground covered by the Canadian Malartic deposit.

Two distinct phases of historical drilling have occurred on the Canadian Malartic deposit. During the first phase, from 1928 to 1963 by Canadian Malartic Mines Ltd., records indicate that over 5,000 surface and underground holes were drilled on this portion of the property. These holes were predominantly drilled from underground as grade control drilling. The surviving archives only include data for about 4,000 of these holes (Canadian Malartic S-series and U series holes), from which a total of 3,838 drill holes (159,056 m of drilling) were included in Osisko’s digital database. The remainder was discarded as data were incomplete, illegible or had unreliable collar location information. There are no descriptions of the drill procedures, equipment employed, core diameter or drilling quality available in the documents. Orientation data on drill holes are limited to sporadic acid tests for dip. Data for drilling in the areas of the past-producing Barnat/Sladen and East Malartic Mines have been compiled by Osisko for inclusion in the resource update.

Lac Minerals drilled approximately 502 surface holes (43,495 m of drilling) on the Canadian Malartic Property between 1981 and 1985. Drill logs indicate the core was BQ diameter, but information pertaining to drilling procedures, drill equipment is not available. Orientation data on drill holes are limited to sporadic acid tests for dip and rare measurements of azimuth and dip using unspecified instrumentation

Production History

The Canadian Malartic Property includes four past-producing gold mines. Three of these, the Canadian Malartic, Sladen and East Malartic Mines, are portions of a 3,000 m-long, continuous mineralized system, exploited from west to east respectively. The Barnat Mine is part of the Malartic gold camp but is considered a separate series of deposits located within the Cadillac Fault Zone. During the period from 1935 to 1983, these mines produced a total of 159,451 kg (5,126,462 oz) of gold, mostly from underground operations. Three small open pits (Buckshot and Mammoth zones) were excavated at the Barnat and East Malartic Mines, to recover mineralization from crown pillars after the backfilling of underground stopes.

The Canadian Malartic Mine operated between 1935 and 1965. The deposit was mined mostly by underground long-hole stoping methods, making it the only underground bulk tonnage gold mine in Québec. Mining was limited to higher grade (greater than 3 g/t Au) mineralized zones within a larger, lower grade mineralized envelope, along nine levels extending to a depth of approximately 350 m. Development continued along four additional levels (to level 13) but there is no evidence of production at these deeper levels. A total of 9,931,376 Tonnes of ore at an average grade of 3.37 g/t Au were extracted, for an aggregate production of 33,468.3 kg of gold (1.076 million ounces of gold). Mineralization occurs as finely disseminated native gold within altered sediments and porphyry, and was recovered by standard milling and cyanide-leaching techniques with an 89.4% average recovery reported over the mine life.

The ore from the Canadian Malartic Mine was also anomalously rich in silver relative to the rest of the Malartic gold camp, with gold to silver ratios ranging from about 4:1 to 1:1. Total silver output was approximately 20,000 kg (643,000 oz).

The Barnat/Sladen Mine comprised several ore bodies. The Barnat Mine worked at least three separate ore zones located in tectonized porphyry/diorite masses within the Cadillac Tectonic Zone, while the Sladen Mine, located south of the fault zone, operated within the Pontiac Subprovince along the same mineralized trend as the Canadian Malartic Mine to the west. Production began at the Barnat/Sladen Mines in 1938 and continued until 1970. A total of 8,454,032 Tonnes of ore were processed at an average grade of 4.46 g/t Au, yielding a total of 37,743.5 kg of gold (1.213 million ounces of gold). The Barnat/Sladen ore also averaged a little more than 1 g/t silver, yielding a total of approximately 9,000 kg of silver (289,000 oz of silver).

The East Malartic Mine began production in 1935, operated semi-continuously until 1983, and represents the largest historic producer in the Malartic gold camp. Over the lifetime of the mine, a total of 17,948,457 Tonnes of ore were extracted, at an average grade of 4.92 g/t Au, yielding 88,239.1 kg of gold (2.837 million ounces of gold).

Post Production Resource and Reserve History

Some of the resource figures reported in this section were prepared under reporting codes other than those acceptable by NI 43-101 and should not be relied upon to conform to current standards and definitions. As such, the data should be interpreted as unclassified historical resource estimates.

From 1980 to 1985, Lac Minerals explored the original Canadian Malartic portion of the Canadian Malartic Property with the objective of defining a near-surface (less than 100 m deep) resource amenable to open pit mining. The exploration program led to the definition of five near-surface gold mineralized zones forming an aggregate unclassified resource (pre-NI 43-101) of approximately 8,160,000 tonnes with an average grade of 1.98 g/t Au (520,000 oz of gold), using a cut-off grade of 1.03 g/t Au. The mineralized zones defined by Lac Minerals are all the near-surface expression of a much larger, lower-grade, continuously mineralized gold system extending to a depth of at least 350 m.

An NI 43-101-compliant Inferred mineral resource was estimated by RSG Global Consulting Pty Ltd. of Perth (Australia) (“RSG Global”) and released by Osisko on December 7, 2006 with the subsequent Technical Report filed on SEDAR on January 24, 2007. The Inferred estimate was based on historical drilling and partial 60 m x 60 m definition drilling completed by Osisko at that time. Grade estimation was undertaken using a combination of methods including Multiple Indicator Kriging (MIK), Ordinary Kriging (OK) and Inverse Distance (ID2) weighting.

Categorization of the gold estimates was undertaken on the basis of assessment criteria set out in the NI 43-101, Standards of Disclosure for Mineral Projects of February 2001 and the classification scheme adopted by CIM Council in August 2000. Inferred Resources were defined using criteria selected during validation of the grade estimates, with detailed consideration of NI 43-101 categorization guidelines.

RSG Global recommended that the estimate derived using the MIK approach be reported above a 0.5 g/t Au cut-off as shown in the following table:

2006 RSG Global Inferred Resource Estimate (0.5 g/t Au Lower Cut-Off)

Geostatistical Method	Tonnes	Grade (g/t Au)	Au (Moz)
Multiple Indicator Kriging	178,404,000	1.14	6.539
Ordinary Kriging	177,188,000	1.15	6.551
Inverse Distance Squared	170,806,000	1.20	6.590

An updated NI 43-101-compliant Technical Report on Inferred resource was prepared by RSG Global and filed by Osisko on SEDAR on August 17, 2007. The updated Inferred estimate was based on historical drilling and the completed 60m x 60m definition drilling program, including the Sladen (eastern) extension of the deposit. Grade estimation was undertaken using a combination of methods including Multiple Indicator Kriging (MIK), Ordinary Kriging (OK) and Inverse Distance (ID2) weighting.

Categorization of the gold estimates was undertaken on the same basis as for the January 2007 Technical Report.

RSG Global recommended that the estimate derived using the OK approach be reported above a 0.4 g/t Au cut-off as shown in the following table:

2007 RSG Global Updated Inferred Resource Estimate (0.4 g/t Au Lower Cut-Off)

Geostatistical Method	Tonnes	Grade (g/t Au)	Au (Moz)
Ordinary Kriging	286,200,000	0.92	8.43
Multiple Indicator Kriging	288,500,000	0.90	8.37
Inverse Distance Squared	277,100,000	0.95	8.44

A NI 43-101-compliant Preliminary Assessment study compiled by BBA Inc. (“BBA”) of Montreal with the collaboration of RSG Global, G Mining, Genivar, Golder and the Osisko technical team, was filed on SEDAR by Osisko on March 31, 2008. Only in-pit Inferred resources between surface and a vertical depth of 400 m were considered for the purposes of the study. A gold price of US$775 per ounce was assumed for the financial analysis, and current market prices were applied for all materials.

The Preliminary Assessment study indicated an in-pit Inferred resource of 287.7 Mt grading 0.84 g/t Au, equivalent to 6.55 million ounces of contained gold with an average recovery of 84%.

On December 2008, Osisko filed on SEDAR its 43-101 compliant Feasibility Study for the Project.  The Feasibility was compiled by BBA, with the collaboration of MICON, G Mining, Genivar, Golder and the Osisko technical group. The Feasibility Study included modeling of an optimized engineered pit that resulted in a proven and probable mineral reserve estimate of 6.28 million ounces of gold, which represents an 82% conversion rate relative to the global 7.7 million ounces of gold measured and indicated resource estimate.

On December 14, 2009, Osisko announced an updated resource estimate for the Canadian Malartic Project. Belzile Solutions has estimated global Measured and Indicated resource of 11.20 million ounces of gold at an average undiluted grade of 1.10 g/t Au, with an additional 0.47 million ounces of gold at an average grade of 0.73 g/t Au in the Inferred category, based on a lower cut-off grade of 0.34 g/t Au. This new estimate included the combined, previously-reported resources of the Canadian Malartic deposit and the South Barnat deposit, as well as additional resources defined from ongoing drilling within the previously estimated pit shells and immediately southeast of the pit shells.

On February 10, 2010, Osisko announced an updated reserve and resource estimate for its Canadian Malartic Project. The new estimate is based on the combined, previously-reported resources of the Canadian Malartic and South Barnat deposits. Belzile Solutions and G Mining are the independent resource/reserve estimate consultants for Osisko.

Highlights of this update include:

•                  The open pit reserve has increased to 8.97 million ounces of gold at an average fully diluted grade of 1.13 g/t Au, a 2.69 million ounces or 42.8 percent increase relative to the previously-published Feasibility Study;

•                  The new reserve represents a 98% conversion rate relative to the previously reported 9.17 million ounces of gold in-pit measured and indicated resource estimate at US$825 gold;

•                  Mine life has increased by 25 percent to 12.2 years based on a milling rate of 55,000 tpd;

•                  During the 12.2 year mine life, annual output for the planned mining operation is scheduled to average 630,000 ounces of gold (plus 800,000 ounces of silver), for total production of 7.72 million ounces of gold at an average recovery of 86.1%;

•                  An average of 690,000 ounces of gold per year would be recovered from an average of 800,000 processed ounces per year for the first three full years of production (2012 to 2014), based on the 55,000 tpd milling operation established in the previously-published Feasibility Study;

•                  An average of 732,000 ounces of gold per year would be recovered from an average of 840,500 processed ounces per year for the first three full years of production (2012 to 2014), based on an initial 55,000 tpd milling operation upgraded to 60,000 tpd in 2013;

•                  3.5 million ounces of gold would be recovered in the first five years at an average rate of 700,000 ounces per year, based on an increase in milling rate from 55,000 tpd to 60,000 tpd in 2013;

•                  6.72 million ounces of gold (representing 73.3 percent of the in-pit measured and indicated resource) has an average grade of 1.75 g/t Au using a conservative cut-off of 1.00 g/t Au.

Belzile Solutions, in collaboration with G Mining, estimated a previously-reported in-pit Measures and Indicated Resources within a single Whittle-optimized pit shell using a base case gold price of US$825 per ounce. The combined in-pit Measures and Indicated Resources for the Canadian Malartic and South Barnat deposits is 9.17 million ounces of gold at an average undiluted grade of 1.20 g/t Au, with an additional 0.11 million ounces of gold at an average grade of 0.90 g/t Au in the inferred category, based on a derived lower cut-off grade of 0.34 g/t Au.  See “3.3 Mineral Projects — Mineral Resources Estimate” for further details on the Mineral Resources and Mineral Reserves.

Geological Settings

The majority of the Canadian Malartic Property is underlain by meta-sedimentary units of the Pontiac Group, lying immediately south of the Cadillac Tectonic Zone. The north-central portion of the property covers an approximately 3.5 km-long section of the fault corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by porphyritic intrusions, as well as metasediments of the Cadillac Group to the north of the fault zone. At the point where the Cadillac Tectonic Zone transects the town of Malartic, it is oriented N320°E, whereas further east it is oriented at N280°E - N290°E. The rapid change in the direction of the fault corridor has been interpreted as a bifurcation of the fault zone. The portion of the fault zone oriented N280°E - N290°E has been referred to as the Malartic Tectonic Zone; it extends about 9 km along strike with a width of 600 to 900 m. The Malartic Tectonic Zone includes many subordinate faults with orientations varying from sub-vertical to sub-horizontal.

The portion of the Piché Group volcanic belt that transects the Canadian Malartic Property is about 650 m wide. Two major structures, the Malartic (Cadillac) and Sladen faults, define the northern and southern boundaries of the tectonic zone in the immediate Malartic area. As it occurs on the property, the Malartic fault is oriented N260°E - N280°E and dips 75° to the north, whereas the Sladen fault is oriented N090°E - N100°E and dips variably from 70°S to sub-vertical. The Piché Group ultramafic metavolcanic rocks do not outcrop anywhere on the property, and are known from historic records, underground workings and drilling. The Piché Group rocks are typically bluish-grey, pervasively foliated with numerous veinlets of talc-carbonate. Less altered variants occur as massive, aphanitic to fine grained serpentinized ultramafic rock.

The Pontiac Group metasediments on the property comprise turbiditic greywacke, mudstone and minor siltstone, generally rhythmically banded with beds of variable thickness ranging from about one millimetre to one metre. The sediments typically have a well-developed foliation and are dark grey to black, occasionally exhibiting a brownish tint caused by development of biotite through metamorphism and/or potassic alteration proximal to porphyritic felsic intrusions.

The rocks of the Pontiac and Piché Groups are intruded by a number of epizonal felsic porphyritic bodies, variously described as syenites, quartz syenites, quartz monzonites, granodiorites and tonalites. The geometries of these felsic intrusions are highly variable, and occur on the property as sills, dykes, discontinuous lenses or small isolated stocks.

The porphyries are all feldspar-phyric (1 to 5 mm wide phenocrysts) with fine-grained to aphanitic, medium to light grey matrices. Within the Pontiac Group, the porphyritic intrusions are particularly abundant within an area bounded to the south by the Raymond Fault. South of the Raymond Fault, a swarm of ultramafic sills (possibly komatiitic flows) occur in the metasediments in the southwestern portion of the Canadian Malartic Property. The Fournière granodiorite/tonalite pluton touches the southeastern extremity of the property.

Surface drilling by Lac Minerals in the 1980’s defined several near-surface mineralized zones, all expressions of the larger, continuous mineralized system at depth. In addition to these, the Gouldie and Charlie mineralized zones occur approximately 1.2 km southeast of the main deposit, although the relationship between these zones and the main deposit is presently unknown. Within the Cadillac Tectonic Zones, several near-surface mineralized zones have been documented (South Barnat, Buckshot), generally all associated with shattered felsic intrusions.

Mineralization

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite with fine native gold and traces of chalcopyrite, sphalerite and tellurides. It is mostly hosted by altered clastic sediments of the Pontiac Group (turbiditic greywacke, mudstone and minor siltstone) overlying an epizonal dioritic porphyry intrusion. Mineralization also occurs in the upper portions of the porphyry body. The porphyry intrusion pinches out in the Sladen Malartic Mine and disseminated mineralization continues in the silicified greywacke, forming a subvertical tabular body that is truncated by the Cadillac fault at the western extremity of the East Malartic Mine.

Alteration in the metasediments consists of biotite-sericite-carbonate (potassic alteration) overprinted by cryptocrystalline silica-carbonate. Carbonates include calcite and minor ankerite. Highly silicified zones adopt a “cherty” texture and are commonly brecciated. Potassic alteration in the porphyry consists mostly of alkali-feldspar replacement of plagioclase that is contemporaneous with minor quartz veining. Cryptocrystalline quartz replacement with minor carbonate also overprints potassic alteration in the porphyry. Late, coarse-grained, quartz-feldspar-muscovite veins mineralized with native gold form relatively small, higher grade stockworks along the northern edge of the deposit. Retrograde chlorite-calcite alteration of the previous assemblages, particularly the biotite, is ubiquitous throughout the deposit but is particularly intense along ductile shear zones, forming chlorite-calcite schists.

The close spatial association between voluminous, low-grade, disseminated gold mineralization and an epizonal, intermediate porphyry intrusion, as well as the presence of widespread potassic alteration throughout the system, suggests that the Canadian Malartic deposit may be an Archaean porphyry gold system.

Exploration and Drilling

General Exploration

After acquiring the property in the fall of 2004, Osisko initiated a review and compilation of the Canadian Malartic Mines database received from the Québec Government in January 2005.

A total of 4,468 historic holes were compiled into an electronic database for use in the Inferred resource estimate. The remainder holes were discarded as they were incomplete, illegible or had missing or unreliable collar data.

Drilling on the property by Osisko commenced in March 2005 in a series of systematic phases designed to outline the mineralized deposit.

Osisko completed a reconnaissance prospecting/sampling program on the property in the summer of 2005 which led to the discovery of two new zones of surface mineralization.

Osisko completed a high-resolution (50 to 100 m line-spacing) helicopter-borne geophysical survey over the property in the summer of 2006. The survey included magnetic, radiometric (K-Th-U) and five-channel frequency domain electromagnetic readings. The survey was performed by Fugro Airborne Surveys Corp. of Mississauga, Ontario and total coverage of the survey block amounted to 2,485 km.

In the autumn of 2006, the Québec Government provided Osisko with the archival data for the Sladen/Barnat and East Malartic Mines. Compilation of these data has been completed, but the data pertain to a portion of the property outside of the area considered for the November 2008 resource estimation.

Osisko Drilling Program

Osisko began exploration drilling on the Malartic property in March 2005 recovering NQ-diameter core. A second rig was added to the project in December 2005, essentially identical to the first and also set up to drill NQ-diameter core. Additional rigs were added to the program in 2006 and 2007 such that at the peak of the definition drilling program in the fall of 2007 and winter of 2008, 15 drill rigs were operating on the property. With all units in operation, drilling was proceeding at a maximum rate of approximately 30,000 m per month.  Six exploration rigs are currently operating on the property.

Core is placed in standard wooden core boxes at the drill rig and a cover is affixed. The core is then delivered each shift to the Osisko core logging facility at the Malartic field offices.

In almost all cases, the drill casing is left in-ground after holes are completed and down-hole surveys have been performed, so that collar position can be precisely measured, and the hole can be extended, if necessary. Casings are plugged with a wooden stopper to keep debris out of the hole and large wooden posts are planted to mark the casing location.

Methodology and Planning

Drilling has proceeded in a number of discrete phases. A Phase 1 program (total of 2,190 m), completed during the first quarter of 2005, was designed to evaluate the F zone porphyry at the western end of the deposit between sections 3290E and 3674E. The objective was to test the system for continuous, near-surface, relatively homogeneous low grade mineralization. Results were encouraging with assays of semi-continuous disseminated mineralization returning 72 to 163-m long intersections grading 1.01 to 1.70 g/t Au.

A Phase 2 program (20 holes, 5,198 m) was immediately initiated in order to test the strike length of the system. Drilling of this phase was completed to section 4460E by October, 2005, again with encouraging results.

A 14,700 m Phase 3 program followed and marked the beginning of the definition drill program on the deposit, executed along north-south lines spaced approximately 60 m apart, with collars also spaced about 50 to 60 m apart on individual lines. The majority of the holes were drilled vertically, as the deposit is broad and locally complex, and not limited to any particular discrete horizon. Angled holes were used primarily in areas close to underground workings, to avoid stopes or to investigate mineralization proximal to stope limits. The Phase 3 definition program targeted the deposit to a depth of about 350 m between sections 3444E and 3850E. This program was completed with drill hole CM06-728 in March, 2006, resulting in a total of 22,090 m drilled in the first year of exploration, including three additional peripheral exploration holes.

The 60 m definition drilling program commenced on Phase 3 continued to section 4520E with Phases 4 and 5 (93 holes, total of 23,704 m) that was completed in September 2006. Five additional inclined exploration holes with a total of 945 m were also drilled in order to test a separate deposit (the South Barnat zone) during the summer of 2006. Results were particularly encouraging, the best intersection (BA06-1007) yielding 57.6 m at 4.11 g/t Au.

A 14,095 m Phase 6 program was then designed to extend the definition drill program 480 m further east to section 5000E, i.e. along the Sladen Extension, representing the historic Sladen Mine, which is contiguous with the Canadian Malartic deposit. Phase 6 was initiated in September 2006, simultaneously with two other programs: A) Phase 7 (5,296 m), designed to test the southern extension of the deposit surrounding the Gilbert Zone; B) Phase 8 (59,400 m), designed to infill the definition program along a 30 m spaced grid in the western part of the Canadian Malartic deposit, between sections 3260E and 3850E. Phase 7 was completed as of the end of 2006.

Phase 6 was completed in February, 2007, whereas Phase 8 was mostly completed by September 2007. Approximately 1,780 m of this program were delayed until freeze-up in January 2008 as the planned hole entailed drilling over the historic Canadian Malartic Mines tailings pond. The 30 m infill program was also expanded in 2007 to section 5030E with Phases 9, 10, 11 and 12 (total of approximately 174,800 m), which were collectively completed by the end of March 2008.

Expansion drilling on the southeast extension of the Canadian Malartic deposit was initiated in May 2008 (Phase 13 of the project) and 11,630 metres of drilling was completed in this phase in 2008.

At the beginning of June 2008, Osisko initiated a drilling program on the South Barnat Zone, a separate gold mineralized zone located approximately 1200 metres northeast of the center of the Canadian Malartic deposit. Few holes were previously drilled by Osisko in 2006 (5 holes) and 2007 (3 holes) on South Barnat during the Canadian Malartic deposit drilling campaign.  The first phase of the South Barnat drill program (Phase 14 of the Canadian Malartic project) was focused on an 850 metre-long grid oriented northwest-southeast with sections spaced 50 metres apart. All holes on the grid are inclined 40 to 75 degrees to the northeast or southwest. True widths of the mineralized intersections are estimated at between 50 to 70% of the drilled intersections. The second drilling phase on South Barnat (Phase 15 of the project) marked the beginning of the detailed definition drill program on the deposit at the end of October 2008, along a drilling pattern with a maximum grid density of about 25 m x 25 m. This program was executed along oriented northwest-southeast sections located between the sections spaced 50 metres apart that were drilled in the first phase. This phase was completed at the end of February 2009 and the results of this program have been used for updated resource estimates of the deposit.

General exploration drilling totalled 10,590 m in 2007, 27,632 m in 2008 and 12,413 in 2009. This included testing of the eastern extension of the South Barnat Zone, the Jeffrey Zone as well as testing of targets on surrounding properties owned by Osisko. Condemnation drilling in the projected tailings impoundment area totalled 3,295 m in 2007 and 25,873 m in 2008.

As of the end of 2008, Osisko had completed a total of 2,210 drill holes for 503,353 m of drilling on the Malartic project, in all categories, including 1,327 holes for 316,230 m on the Canadian Malartic deposit itself. These drill and assay data were used for the purposes of the Canadian Malartic Report.

As of the end of 2009, Osisko had completed a total of 3,010 drill holes for 684,474 m of drilling on the Malartic project, in all categories, including 1,503 holes for 348,345 m on the Canadian Malartic deposit and 898 holes for 207,615 m on the South Barnat deposit. These drill and assay data were used for the purposes of the Canadian Malartic Update Report.

Collar Surveying

With few exceptions, planned hole locations are established and the positions of completed holes are measured using a differential GPS unit. From March 2005 to September 2005 surveys were performed by contractors from J. L. Corriveau in Val d’Or, Québec. In October 2005 a similar system was purchased for use on the project. On the occasions where casings are necessarily removed immediately after completion of a hole (i.e. holes collared on the streets in the south-central area of Malartic), a marker or artefact is left to indicate the position of the collar to within a few centimetres.

Surveys are performed using a Sokkia Radian IS real-time-kinetic differential GPS system. A base-station unit set up near the Malartic exploration office broadcasts data to a mobile unit so that precise real-time positions can be calculated. At the beginning and end of each survey day, readings are taken on a brass-medallion survey benchmark anchored into a sidewalk in the south-central area of Malartic. Precise coordinates for this benchmark are available from the Québec Government. Repeated measurements at this point indicate that the Sokkia DGPS has a horizontal precision of about ± 1 cm and a vertical precision of approximately ± 2 cm. The Universal Transverse Mercator (UTM), 1983 North American Datum (NAD83) coordinate system is used for recording position data. In the Malartic area, the northing of the NAD83 coordinate system is oriented about 2.18°E of geographic north.

Planned hole locations are marked by a steel rod, and at least two offset pickets along UTM north or south of the rod. The offsets are used to properly locate the drill if the hole-marker rod is displaced during drill setup, or as front sight/back sight markers in the case of inclined holes. The offsets also serve as an independent check that the GPS is working properly, as the marker rod and offset pickets will line up precisely if the unit is operating normally.

Completed holes are resurveyed using the DGPS equipment. Measurements are taken at the centre of the top of the casing, as well as at ground level at the side of the casing. In the case of inclined holes, the ground-level measurement is taken at the leading edge of the casing. In any case, reported positions of the completed drill holes are considered to be accurate to within 15 cm in X, Y and Z directions.

Down-Hole Surveying

Procedures for down-hole surveying have changed over the evolution of the project. Initially, down-hole dip-deviation data was acquired by acid-tests performed at approximately 100 m intervals. The drill contractor has since acquired a Flexit tool for measuring down-hole deviation. Holes are routinely surveyed immediately after they are completed. The initial series of holes were resurveyed.

The Flexit probe is a self-contained unit, including batteries, control and synchronizing electronics, internal radio link antenna, three orthogonally mounted accelerometers, three orthogonally mounted magnetometers and a temperature sensor. The probe simultaneously measures azimuth (± 0.3°), inclination (± 0.2°), total magnetic field (± 50 nT), magnetic dip (± 0.3°) and hole temperature (± 0.2°C). Data from the probe are transferred to a mobile data collection unit, and then downloaded to a computer for incorporation into drill logs.

Sampling Approach and Methodology

Sampling of gold mineralization from the Canadian Malartic Property has been essentially limited to the collection of samples of diamond drill core. A limited amount of surface sampling on the property was performed by independent consulting geologists during the summers of 2005 and 2007; these samples were submitted for assay using the same general protocol as that employed for core samples.

All samples are analyzed for gold by Chemex of Val-d’Or, Québec, a laboratory which is certified ISO 9001:2000. Samples are analyzed by standard 50 g fire assay with atomic absorption finish and any samples yielding greater than 10 g/t Au are reanalyzed with a gravimetric finish. Density measurements are performed on one in twenty five of the assayed samples.

All aspects of the sampling method and approach were reviewed by MICON during its site visit. The QA/QC procedures for ensuring the security of core samples, the integrity of chain-of-custody for samples and the accuracy of laboratory analyses are in line with current industry practice.

Diamond Drill Core Logging and Sampling

During logging, detailed descriptions of the drill core are made by experienced and qualified geologists under the employ of Cygnus Consulting Inc. (“Cygnus”) of Montreal who are members in good standing of the OGQ (Québec Order of Geologists) or the OIQ (Québec Order of Engineers). Drill log data are recorded directly onto laptop computers using a multi-page core logging template designed for the specific needs of the project. The core logging protocol is described below.

Core boxes are laid out 9 to 12 at a time. Marker blocks are temporarily removed and their position marked on the core with a grease pencil. The core is aligned as well as possible so as to consolidate any gaps and the core is then measured and marked metre-by-metre with a grease pencil. Any discrepancies between marker blocks and measured core length are immediately addressed and resolved. The drill hole interval (‘from’ and ‘to’) for each box is recorded in the log.

The next step involves recording the RQD (rock quality designation, a geotechnical logging parameter) using a reference spacing of 2 m and discounting core pieces less than 10 cm long. This is followed by a visual estimate of core recoveries, done on a 0.5 m basis. Marker blocks are then replaced.

Core is then marked up for sampling. All material with even slight alteration (either carbonate, silica or hematite), sulphide mineralization or veining is sampled. Samples are a minimum of 1.0 m long and a maximum of 1.5 m long and must respect lithological contacts or the interface between zones of significantly different alteration style. Monotonous sections of barren, unaltered rock are marked up at 1.5 m intervals for description, and every fifth such interval marked for check sampling purposes.

Sampling intervals (from/to) are recorded in serially-numbered tripartite sample tag booklets. These measurements are recorded on the first and second portion of the tag, with the third left blank. The second and third portions are torn from the book and tucked into the core box at the beginning of the appropriate sample interval mark, for use by the core sampling technician. Sampling and mark-up intervals are recorded in the logs, along with sample tag numbers, when applicable.

Geological descriptions are made of each marked interval whether sampled or not. Separate columns in the log allow for codes describing the protolith, alteration style, overall intensity of alteration, relative degree of carbonate and silica alteration, sulphide percentage, rock colour, vein type and veining density. A separate column is reserved for written notes on lithology, mineralization, structure, vein orientations/relations, etc.

Once core logging is completed on an interval-by-interval basis, a summary geological description of the hole is completed using a simplified code. The header page, listing the hole number, collar coordinates, final depth, start/end dates and the name of the core logging geologist is completed. Core is then photographed in batches of up to 5 boxes at a time, both dry and wet. Logs and photographs are then submitted to the project geologist.

The project geologist is responsible for verification of information in all logs as they are completed. The final steps are to incorporate the down-hole survey data into the log, and record the security tag numbers for each sample provided by the core-sampling technician. Once the assay results have been received, these are also incorporated into the logs.

Core Sampling, Security and Chain-of-Custody

Core samples collected at the drill site are stored in closed core boxes sealed with fibre tape and are delivered to the exploration offices at shift change. All core logging, sampling and storage takes place at the exploration offices, located in the administrative complex of the historic East Malartic Mine site. The compound is surrounded by chain-link fence, monitored by closed-circuit video cameras and has a security guard posted at all times at the entrance. Employees, directors, officers and associates of Osisko are not involved in any aspect of the logging, manipulation or sampling of core.

Following the logging and core marking procedures described above, the core passes to the sampling facility. At this point, the core is no longer handled by on-site geologists. Core sampling is performed by qualified technicians of Cygnus and quality control is maintained through regular verification by on-site geologists.

Core is broken, as necessary, into manageable lengths. Pieces are removed from the box without disturbing the sample tags, cut in half lengthwise with a diamond saw, and then both halves are carefully repositioned in the box. When a complete hole has been processed in this manner, one half of the core is collected for assay while the other half remains in the core box as a witness.

The technician packs one half of the split core sample intervals into vinyl sample bags that are sequentially numbered to match the serial number sequences in the tag booklets used by the core-logging geologists. The blank portion of the triplicate sample tag is placed in the bag with the sample, while the portion marked with the sample interval is stapled into the bottom of the core box at the point where the sample interval begins. Sample bags are sealed with tamper-proof, serially numbered, yellow plastic security tags. The technician notes the beginning and end of the security tag sequence for a particular sampling run, and reports this to the project geologist so that the drill logs can be finalized.

Sealed sample bags are packed into sturdy plastic barrels with locking lids or in large weaved nylon shipping bags. When full, the barrels or shipping bags are sealed with tamper-proof, serially numbered, red plastic security tags. Barrels/bags are assigned sequential numbers which are matched against the security tags and loaded on sequentially numbered, plastic-wrapped wood pallets. This information is also forwarded to the project geologist.

Aluminum tags embossed with the hole number, box number and box interval (from/to) are prepared and stapled onto the ends of each core box. Core boxes are then moved to permanent on-site storage in steel core racks. Rejects and pulps from the laboratory are sent back to the Canadian Malartic site and stored in large domed structures with limited access.

The project geologist prepares the sample submission form for the assay laboratory. This form identifies the barrels/shipping bags by number and security tag number, as well as the sequence of samples packed in each. Couriers from Chemex arrive once or twice per week at the core-processing facility to transport the pallets of sealed barrels/bags directly back to the laboratories. Once at the laboratory, a manager checks the barrel and security tag numbers against those that are on the submission form, and initializes each if the corresponding numbers are correct. Copies of these forms are then returned to the exploration offices for verification, and any discrepancy is investigated and corrected as necessary.

It is the Corporation’s independent consultants’ opinion that the logging and sampling protocols used by Osisko and Cygnus at the Canadian Malartic project are conventional industry standard ones conforming to generally regarded best practices. The consultants are all confident that the system is appropriate for the collection of a database suitable for the estimation of  NI 43-101 compliant mineral resource estimates.

Sample Preparation and Analytical Procedures

Analytical Laboratories

All primary and duplicate assay work for the Malartic project has been performed by Chemex located in either Val d’Or, Québec or Reno, Nevada. To facilitate turnaround time of the large volume of samples submitted, sample pulverizing is done primarily at Chemex’s preparation facility located in Timmins, Ontario.

All Chemex laboratories are certified ISO 9001:2000 for the “supply of assays and geochemical analysis services” by BSI Quality Registrars. Certification for ISO 9001:2000 requires evidence of a quality management system covering all aspects of the organization. Chemex also takes part in the “Proficiency Testing Program - Minerals Analysis Laboratories” and holds a certificate demonstrating its success in the program for analysis of gold, silver, copper, zinc, lead, nickel and cobalt. Samples for umpire assaying were submitted to Accuracy Laboratories in Thunder Bay, Ontario or Acme Laboratories in Vancouver, British Colombia.

Sample Preparation and Analytical Procedures

All samples received by Chemex are processed through a sample tracking system that is an integral part of that company’s Laboratory Information Management System (LIMS). This system utilizes bar coding and scanning technology that provides complete chain-of-custody records for every stage in the sample preparation and analytical process and limits the potential for sample switches and transcription errors.

Samples are dried, and then crushed to 70% passing -10 mesh (1.7 mm). A 250 g subsample is split off the crushed material, and pulverized to 85% passing -200 mesh (75 microns). A 50 g split of the pulp is used for assay. Crushing and pulverizing equipment is cleaned with barren wash material between sample preparation batches and, where necessary, between highly mineralized samples. Sample preparation stations are also equipped with dust extraction systems to reduce the risk of sample contamination.

As part of the standard internal quality control procedures used by the laboratory, each batch of 84 fire-assay crucibles includes one blank, two internal (laboratory-generated) standards and three duplicate samples along with 78 client samples. In the event that any reference material or duplicate result falls outside the established control limits, an error report is automatically generated. This ensures that the person evaluating the sample set for data release is made aware that a problem may exist with the dataset and an investigation can be initiated.

Pulps and coarse rejects from the samples are returned to the Malartic exploration offices on a regular basis. These materials are securely stored in a locked facility for future reference.

Gold Analyses

Prepared samples are analyzed by fire assay with atomic absorption finish. Samples returning assays in excess of 10 g/t Au are re-analyzed with a gravimetric finish.

The Lac Minerals samples were assayed at the Bousquet Mine site assay laboratory with a detection limit of 0.069 g/t Au reported in the database with 0.034 g/t Au precision steps. The results were originally reported in ounces/short ton. The majority of the Lac samples have been reassayed by Osisko as described previously.

The original Canadian Malartic samples were assayed by fire assay although details of the approach are unknown. The original data were recorded in pennyweights (dwt) with a detection limit of 0.2 dwt (approximately 0.34 g/t Au). Data precision steps are approximately 0.17 g/t Au.

Specific Gravity

Specific gravity (bulk density) measurements are performed on approximately one out of 25 of the submitted samples. For bulk, non-porous material, a piece of the sample is weighed, and its volume determined by immersion. Porous materials tested in this way are treated with a coat of paraffin wax to seal them prior to testing.

QA/QC procedures

Accuracy and potential contamination of the analytical procedure at the laboratory are monitored by the introduction of blanks and blind certified reference standards into the sample stream by Osisko. For the QA/QC program five different Rocklabs certified reference standards were obtained from Mine Assay Supplies of Canada, ranging from 0.583 g/t Au to 8.543 g/t Au. The bulk standards were split into 120 g bags on site with different internal codes for introduction into the sample stream. Blanks consist of locally purchased decorative marble stone purchased in 30 kg bags. One standard or one blank is assayed per 18 to 20 samples in a batch.

Duplicate and umpire assaying was performed using different protocols as the drill program evolved. For drill holes 651 to 800 (the beginning of program), recommendations from Roscoe Postle Associates of Toronto were followed (the “RPA Protocol”), consisting of:

•              Duplicate assaying of 1 in 20 rejects from the mineralized zone

•              Duplicate assaying of 1 in 20 original pulps from the mineralized zone

•              Umpire assaying of 1 in 20 original pulps from the mineralized zone (different from the original pulps above)

•              Quarter split assaying from higher grade mineralized zones (stopped after hole 682)

•              Introduction of 1 in 20 blind certified standards or blanks into the entire sample stream.

For drill holes 801 to 1250, the RPA Protocol was modified in order to accelerate the checking procedure and consisted of:

•              Duplicate assaying of 1 in 20 rejects from the mineralized zone

•              Duplicate assaying of 1 in 20 original pulps from the mineralized zone

•              Umpire assaying of rejects from the reject samples above

•              Introduction of 1 in 20 blind certified standards or blanks into the entire sample stream.

For drill holes 1251 to 1499 a new protocol was introduced following recommendations by RSG Global. This new protocol (the “RSG Protocol”) was introduced gradually and overlapped with the modified RPA Protocol, resulting in the following procedure:

•              Duplicate assaying of 1 in 20 rejects from the mineralized zone

•              Duplicate assaying of 1 in 20 rejects from the entire sample stream, performed automatically at Chemex (CD sample series)

•              Umpire assaying of rejects from the rejects from the entire sample stream above

•              Introduction of 1 in 20 blind certified standards or blanks into the entire sample stream

Finally, starting with drill hole 1,500 (and currently the practice), the RSG Protocol was fully implemented, consisting of:

•              Duplicate assaying of 1 in 20 rejects from the entire sample stream, performed automatically at Chemex (CD sample series)

•              Umpire assaying of rejects from above

•              Introduction of 1 in 20 blind certified standards or blanks into the entire sample stream.

Cygnus staff monitor the results of the duplicate, blank and reference standard assay results visually looking for significant discrepancies in duplicate results, anomalously high values for the blank samples or sample results and significant deviations from the accepted values for the standards and using the 95% confidence limits provided by Rocklabs as a guideline. Any anomalous result is followed up with the laboratory and a significant amount of reassaying has been conducted in order to produce the final database.

For reference standard samples the control chart should consist of the assay results for each standard plotted on the y axis against time on the x axis. Superimposed on this chart should be five horizontal reference lines representing the accepted value for the standard and the accepted-value-plus-two and -three standard deviations (“SD”) and minus-two and -three standard deviations. The accepted value of the standards, and all of the individual assay results from the round robin program used to determine it, are available on the Rocklabs website. From this the standard deviation can be calculated.

An analysis of a standard would be considered a QA/QC failure if the result came back outside of the +/- 3 SD lines or if two samples in a row came back between the 2 SD and 3 SD lines on the same side of the graph. Such charts can also show trends of drift over time indicating problems with calibration of instruments or, if the accepted value is returned repeatedly, that the standard has been identified and its value is being faked.

For the blanks a background value should be determined from the early assay results at which point it should be confirmed that it truly is a blank with very low, near-detection-limit values. Using this value any subsequent result greater than about 10 times background should be considered a failure. A simple graph similar to the analytical standard one with the blank assay results and the 10 times background line should be prepared to monitor the results.

Duplicates should be plotted on x-y scatter plots and compared against a 45º line. Linear regression lines with r2 values can also be plotted to monitor bias and scatter in the results.

Mineral Resource Estimates

On February 10, 2010, Osisko announced an updated reserve and resource estimate for its Project. The new estimate is based on the combined, previously-reported resources of the Canadian Malartic and South Barnat deposits. Belzile Solutions and G Mining are the independent resource/reserve estimate consultants for Osisko.

Highlights of the update included:

•      The open pit reserve has increased to 8.97 million ounces of gold at an average fully diluted grade of 1.13 g/t Au, a 2.69 million ounces of gold or 42.8 percent increase relative to the previously-published Feasibility Study;

•      The new reserve represents a 98% conversion rate relative to the previously reported 9.17 million ounces of gold in-pit measured and indicated resource estimate at US$825 gold;

•      Mine life has increased by 25 percent to 12.2 years based on a milling rate of 55,000 tpd;

•      During the 12.2 year mine life, annual output for the planned mining operation is scheduled to average 630,000 ounces of gold (plus 800,000 ounces of silver), for total production of 7.72 million ounces of gold at an average recovery of 86.1%;

•      An average of 690,000 ounces of gold per year would be recovered from an average of 800,000 processed ounces per year for the first three full years of production (2012 to 2014), based on the 55,000 tpd milling operation established in the previously-published Feasibility Study;

•      An average of 732,000 ounces of gold per year would be recovered from an average of 840,500 processed ounces per year for the first three full years of production (2012 to 2014), based on an initial 55,000 tpd milling operation upgraded to 60,000 tpd in 2013;

•      3.5 million ounces of gold would be recovered in the first five years at an average rate of 700,000 ounces per year, based on an increase in milling rate from 55,000 tpd to 60,000 tpd in 2013;

•      6.72 million ounces of gold (representing 73.3 percent of the in-pit measured and indicated resource) has an average grade of 1.75 g/t Au using a conservative cut-off of 1.00 g/t Au.

Belzile Solutions, in collaboration with G Mining, estimated a previously-reported in-pit Measures and Indicated Resources within a single Whittle-optimized pit shell using a base case gold price of US$825 per ounce. The combined in-pit Measures and Indicated Resources for the Canadian Malartic and South Barnat deposits is 9.17 million ounces of gold at an average undiluted grade of 1.20 g/t Au, with an additional 0.11 million ounces of gold at an average grade of 0.90 g/t Au in the inferred category, based on a derived lower cut-off grade of 0.34 g/t Au. The tables below summarize the in-pit estimates using variable lower cut-off grades, as reported in the press release issued on December 14, 2009:

Canadian Malartic Project resource estimates within US$825 Whittle pit shell

Measured			Indicated				Total Measured and Indicated Resources
Grade (g/t Au)	Tonnes (M)	Oz (M)	Grade (g/t Au)	Tonnes (M)	Oz (M)	Cut-off (g/t Au)	Grade (g/t Au)	Tonnes (M)	Oz (M)
0.97	27.5	0.86	1.23	210.6	8.31	0.34	1.20	238.1	9.17
1.13	21.4	0.78	1.40	174.2	7.82	0.50	1.37	195.6	8.60
1.25	17.6	0.71	1.51	154.3	7.47	0.60	1.48	172.0	8.18
1.38	14.5	0.65	1.61	138.0	7.13	0.70	1.59	152.6	7.78
1.50	12.2	0.59	1.70	125.3	6.83	0.80	1.68	137.5	7.42
1.62	10.3	0.54	1.78	114.1	6.52	0.90	1.77	124.5	7.06
1.75	8.7	0.49	1.86	104.4	6.23	1.00	1.85	113.1	6.72

Inferred
Grade (g/t Au)	Tonnes (M)	Oz (M)	Cut-off (g/t Au)
0.90	3.8	0.11	0.34
1.05	2.9	0.10	0.50
1.18	2.3	0.09	0.60
1.31	1.8	0.08	0.70
1.42	1.6	0.07	0.80
1.55	1.3	0.06	0.90
1.67	1.1	0.06	1.00

Sensitivity of the in-pit Measures and Indicated Resources to gold price is as follows (inferred excluded):

Gold Price (US$)	Grade (g/t Au)	Tonnes (M)	Oz (M)	Strip Ratio (Waste/Ore)
$700	1.31	195.8	8.25	2.01
$825	1.20	238.1	9.17	1.91
$900	1.15	255.8	9.48	1.84
$1000	1.09	287.8	10.07	1.81
$1100	1.05	308.0	10.37	1.76

For the purpose of the reserve estimate, the optimal Whittle pit shell was used as a guideline for the manual design of the engineered pit, and only the in-pit measured and indicated resources outlined above were considered. Optimization parameters included a gold price of US$825 per ounce, processing costs of US$4.96 per Tonne, total ore-based costs of between US$6.38 and US$6.63 per Tonne, average metallurgical recovery of 86.1% and inter-ramp pit slope angles between 43 and 55 degrees.  For the reserve estimates, a mining dilution factor of 3.3% was calculated.

The table below shows the new reserve and resource statement for the Canadian Malartic project:

Reserve and resource estimates using base case US$825 engineered pit shell with 0.34 g/t Au lower cut-off grade

Category	Tonnes (M)	Grade (g/t Au)	Oz (M)
Proven Reserves	28.4	0.92	0.84
Probable Reserves	217.4	1.16	8.13
Proven & Probable Reserves	245.8	1.13	8.97
Indicated Resources	70.4	0.99	2.23
Inferred Resources	20.0	0.73	0.47

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Also, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

These reserve estimates assume that all necessary authorizations will be obtained in order to begin mining the South Barnat portion of the deposit by 2012. The current mining permit does not include South Barnat, nor does it include authorization to deviate highway 117. Additional studies are currently under way to evaluate the deviation of highway 117 and obtain required authorizations, studies that are being carried out in cooperation with the Québec Ministry of Transport and the town of Malartic. The goal of these studies are to minimize the portion of the highway to be relocated, minimize the social impact to the community and obtain all necessary mining permits for South Barnat by 2012.

A NI 43-101 compliant, 7.7 million ounces of gold Measured and Indicated global Resource estimate (6.4 million ounces of gold Measures and Indicated in-pit Resource) on the main Canadian Malartic gold deposit was released on September 8, 2008 and has been filed on SEDAR.  A NI 43-101 compliant, 6.3 million ounces of gold reserve estimate and Feasibility Study on the main Canadian Malartic gold deposit was released on November 25, 2008 and has been filed on SEDAR. A NI 43-101 compliant, 2.2 million ounces of gold Measures and Indicated global Resource estimate (2.0 million ounces of gold Measures and Indicated in-pit resource) on the South Barnat gold deposit was released on June 2, 2009 and has been filed on SEDAR. A NI 43-101 compliant, 11.2 million ounces of gold Measures and Indicated global Resource estimate (9.2 million ounces of gold Measures and Indicated in-pit Resource) on the combined Canadian Malartic and South Barnat gold deposit was released on December 14, 2009, and a NI 43-101 compliant report on this last resource estimate as well as the updated reserve estimate herein has been filed on SEDAR on March 23, 2009.

Summary of the Canadian Malartic Updated Report

See “3.3 Mineral Projects — Canadian Malartic” for further details on the Canadian Malartic deposit.

Belzile Solutions and G Mining were retained by Osisko to generate an independent updated estimate of the mineral resources and reserves of the combined Canadian Malartic and South Barnat deposits, both located on the Canadian Malartic property in Quebec, Canada. The South Barnat mineralization is located approximately 1,200 metres northeast of the center of the Canadian Malartic deposit.

Mineralization in the South Barnat zone

Mineralization in the South Barnat Zone is located to the north and south of the old Barnat and East Malartic mine workings, largely along the southern edge of the Cadillac fault. The disseminated/stockwork gold mineralization strikes NW-SE and is hosted both in silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact). Subvertical porphyry dykes on both sides of the fault, but especially abundant on the north side, contain disseminated mineralization as well as late quartz veins locally containing visible gold. Mineralization hosted by silicified sediments on the south side of the fault represents the Sladen (eastern) Extension of the Canadian Malartic deposit that has been deflected and possibly dismembered along the fault zone. Current modeling suggests that gold mineralization in the South Barnat Zone may extend further east along the north and south walls of the past-producing East Malartic mine.

Resource estimation

Osisko Mining Corporation provided the author with a Drill Hole Database that included all drill holes information available (as of October 1, 2009). The database contained the following tables and fields:

•                  Collar information - hole ID, xyz coordinates of collar, maximum depth.

•                  Down-hole survey - hole ID, down-hole depth, dip, azimuth.

•                  Assay_Geology - hole ID, sample ID,depth from, depth to, gold value in g/t and geology (alteration).

Three distinct phases of drilling have occurred at the project. During the first phase, from 1928 to 1963 by Canadian Malartic, a total of 3,838 drillholes for 159,056 m of drilling was completed. These drillholes were predominantly drilled from underground as grade control drilling. From 1987 to 1990, Lac Minerals-Barrick completed 629 drillholes for 69,449 m of drilling. These drillholes were drilled from surface and defined shallower resources (mostly less than 200 m below surface). Since 2005, Osisko has drilled 2,379 drillholes for 561,202 m of NQ diamond drill core. These drillholes have defined mineralization throughout the main area of mineralization.

The database contains data from 6,846 diamond drill holes, representing a total of 789,707 m of core. The combined database was reviewed and validated prior to being finalized into an appropriate format for resource estimation.

Analysis of assay quality control data

Belzile Solutions has undertaken detailed statistical analysis of the available standards, blanks and duplicated quality control data for the Canadian Malartic and South Barnat deposits. Globally, the available data of the QA-QC program show good results even if there are some discrepancies for the individual pulp and rejects re-assays, as it is quite often the case for gold deposits, especially where visible gold is present.

The statistics of the Reference Material (standards) are considered within industry acceptable limits of accuracy. It is noted that the ALS Chemex results show (with most of the standards) a slight negative bias when compared with the expected value of the standards.

The level of contamination appears to be low as the blank samples do not display evidence for significant contamination.

The samples sent to the external lab do not show any significant bias as the global average is about the same and the coefficient of correlation between the two populations is on average 92% for both deposits.

It is Belzile Solutions’ opinion that Osisko is running an industry standard QA/QC program for its insertion of control samples into the stream of core samples for the South Barnat project definition program. However, in future Belzile Solutions recommends that the results of the blank, standard and duplicate samples be monitored by means of control charts rather than only visually.

Modeling

All modeling done for this resource estimate was performed by Belzile Solutions based on the data supplied in the drillhole database by Osisko. The modeling of the geological contacts, the mineralized zones, topographic and overburden surfaces was carried out using GEMS 6.2 software.

For Canadian Malartic deposit, seven different high grade domains (coded 21,22,30,40,51,52 and 60) were modeled based on a cut-off of 1.0 g/t Au. Also, six pervasive alteration domains (coded 70,71,72,73,74 and 75) were identified mainly as halos of the high grade envelopes. These pervasive alteration domains were modeled using a cut-off of 0.4 g/t Au. Finally, a broad lower grade envelope (coded 10) based upon a nominal 0.2 g/t Au lower cutoff was created to define the extents of the low grade mineralisation.

A 3D model of the main porphyry unit was also created based upon supplied geological sections and from the geological logging. This porphyry unit is important since the mineralization is closely associated with it and also because it is of different specific gravity than the surrounding sediments.

For South Barnat deposit, based on a cut-off of 0.40 g/t Au, seven different higher grade domains (201, 202, 204, 205, 206, 208 and 209) were modeled. As the mineralized zones are often closely associated with the presence of porphyry dyke swarms, geology was also used to delineate the mineralized zones. The porphyry dykes are injected more or less parallel to the sediments-ultramafic fault contact and four of the mineralized zones follow this orientation.

For the voids modeling, Osisko provided Belzile Solutions with 3-D dxf files of a portion of the development and stoping of the former Sladen, Barnat and East Malartic mines. The modeling covers the area that is the subject of the current resource estimate but will have to be extended if the drilling is extended to the East of South Barnat deposit (in the area of former East Malartic mine). The voids model was used to deplete the resource model.

Statistical analysis

Drill hole assay intervals intersecting interpreted domains were coded in the database, used to analyze sample lengths, generate statistics, composites and variography.

The capping of the high assays represents a total loss of 1.7% and 3.2% of the gold (for Canadian Malartic and South Barnat deposits respectively) when considering the volume of each individual zones and the percent loss of gold per zone. The level of capping was based on the study of the effect of the high grade values on the mean and standard deviation along with probability and histogram plots.

The drillhole database coded within each interpreted zone was composited to achieve a uniform sample support. Because of the size of the potential operation that would use 10-metre benches, it was decided to composite the data with a regular 5-metre run length (down hole) within each interpreted domain using the cut value of the original samples. Composites were used for grade interpolation.

A total of 3,109 density measurements were done on core from Canadian Malartic deposit at Chemex Laboratories for samples of the 2006 and 2007 drilling campaigns while 400 density measurements were done on core for South Barnat deposit from samples of the 2008 drilling campaign.

Average density measurements were used in the model for each different lithologies. When the mineralized zones are not composed of only one rock type, a density is assigned to each sample and the average density of the zone is calculated.

Block modeling and grade interpolation

A block model was constructed (October09) within the Canadian_Malartic09 Gems 6.2 database. The block model extents were designed to be large enough to facilitate pit optimizations and associated pit slopes for both deposits.

The block dimension (20 m X 10 m X 10 m) is based on the existing drilling pattern (15 m X 25 m (South Barnat) and 30 mX 30 m (Canadian Malartic)) and the mine planning considerations (10-metre benches).

Also, within the block model project, a series of models were incorporated for recording the different attributes assigned and calculated in the block model development

Grade estimation was done using Ordinary Kriging as the official method while Inverse distance to the second power (ID²) was used for comparison. Gems 6.2 software was used for the estimates.

The grade estimates were generated using the cut 5m composites. The blocks that are included in one particular domain are estimated only with the composites coded within this domain (hard boundary).

Classification

The Mineral Resources estimated for the South Barnat deposit were classified according to the “CIM Definition Standards for Mineral Resources and Reserves” (December 11, 2005).

Resource classification is based on the robustness of the various data sources available, including:

•                  Quality and reliability of drilling and sampling data

•                  Distance between sample points (drilling density)

•                  Confidence in the geological interpretation

•                  Continuity of the geologic structures and the continuity of the grade within these structures

•                  Variograms models and their related ranges (first and second structures)

•                  Statistics of the data population

•                  Quality of assay data

•                  Tonnage factor

Based on these criteria, resources have been classified according to the data search used to estimate each block and also on the type of data used for the estimate.

Measured resources are limited to the blocks estimated in the first estimation pass and only within mineralized zones for which the grade continuity is well established. Also, Measured resources are limited to the blocks within mineralized zones for which the recent drilling represents a high majority of the data (>65%).

Indicated resources correspond to the blocks estimated in the second estimation pass plus the blocks estimated in the first pass but not classified as Measured.

Inferred resources correspond to the blocks estimated in the third estimation pass.

Mineral Resource Estimation

The OK block model was exported to the Whittle pit optimization software, where a pit was generated on Measured and Indicated resources only. Base case pit parameters include a maximum 55.0 degree slope angle (varying from 43 to 55 degrees), ore base cost of US$6.38 (CM) and US$6.63(Barnat)/Tonne milled (based on a 55,000 t/d milling rate), variable mining cost depending of the depth (Reference mining costs of US$1.32/t with incremental US$0.020/10 m bench) and variable processing recoveries depending on grade and rock type (from 78.6% to 96.7%). The gold price used was US$825/oz. These costs are derived from the 2008 Feasibility Study of the Canadian Malartic deposit (Runnels et al, 2008). G Mining Services Inc of Montreal performed the pit optimization.

Table below presents the resource estimation tabulation, by category, and at different cut-off grades for the ordinary kriged model within the pit shell generated. Based on an ore-based cost of US$6.38 per Tonne, the corresponding in-pit cut-off grade for the base case US$825/oz Whittle shell is 0.34 g/t Au. At this cut-off, the official Measured + Indicated In-Pit resources for the Canadian Malartic and South Barnat deposits total 238.1 million Tonnes at an undiluted grade of 1.20 g/t Au, representing 9.17 million ounces of gold (see highlighted row in table below).

	Measured			Indicated			Total Meas. + Ind.			Inferred
Cutoff (g/t Au)	Tonnes (Mt)	Grade (g/t Au)	Ounces (M oz)	Tonnes (Mt)	Grade (g/t Au)	Ounces (M oz)	Tonnes (Mt)	Grade (g/t Au)	Ounces (M oz)	Tonnes (Mt)	Grade (g/t Au)	Ounces (M oz)
0.34	27.5	0.97	0.86	210.6	1.23	8.31	238.1	1.20	9.17	3.8	0.90	0.11
0.40	25.5	1.02	0.83	196.5	1.29	8.15	222.0	1.26	8.98	3.5	0.95	0.11
0.50	21.4	1.13	0.78	174.2	1.40	7.82	195.6	1.37	8.60	2.9	1.05	0.10
0.60	17.6	1.25	0.71	154.3	1.51	7.47	172.0	1.48	8.18	2.3	1.18	0.09
0.70	14.5	1.38	0.65	138.0	1.61	7.13	152.6	1.59	7.78	1.8	1.31	0.08
0.80	12.2	1.50	0.59	125.3	1.69	6.83	137.5	1.68	7.42	1.6	1.42	0.07
0.90	10.3	1.62	0.54	114.1	1.78	6.52	124.4	1.76	7.06	1.3	1.54	0.06
1.00	8.7	1.75	0.49	104.4	1.85	6.23	113.1	1.85	6.72	1.1	1.67	0.06

Cautionary note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Mining and Mineral Reserve Estimate

Pit optimization was conducted to determine the optimal mining limits for the combined Canadian Malartic and Barnat deposits. The optimization parameters used in the optimization are identical to costs established by the November 2008 Feasibility Study for Canadian Malartic Project with only the gold price increased to US$825/oz. A pit slope study completed on the Barnat pit was used to guide the slope constraints and pit design. The cut-off grade for Canadian Malartic is 0.34 g/t and 0.36 g/t Au for Barnat. The US$825/oz shell was utilized to guide the engineered pit design.

The engineered pit design contains reserves of 245.8 Mt of ore at 1.13 g/t Au for 8,965,835 contained ounces of gold. This estimate includes an estimated dilution factor of 3.3% and ore losses resulting from loss of material from crown pillars of underground stopes. The average recovery is 86.1% for a gold production of 7,720,935 ounces.

Mine scheduling is based on initial mining phases for Canadian Malartic and Barnat, a second phase combining both pits and a final mining phase. Scheduling of the pits assumes that Barnat is accessible for mining starting in 2012 which requires the relocation of highway 117.

A mining plan was developped to accomodate an increased mill throughput. Two milling scenarios were developped with the first keeping the milling rate constant at 55,000 tpd as per the Feasibility Study and the second increasing the throughput to 60,000 tpd starting in 2013. The ore stockpiles serve as a buffer to balance out the mining and milling rates. The mining rate in the pit increases from 57.5 Mt in 2011 to 77.4 Mt in 2012 with a peak of 77.5 Mt reached in 2015, and then the rate decreases thereafter.

Under the constant 55,000 tpd milling scenario the average gold production is 630,000 oz per year. The first five years of production would account for 3.36 million ounces of production at an average rate of 673,000 oz per year. The mine life at this milling rate is 12.2 years.

For the increased milling rate scenario the average gold production increases to 679,000 oz per year. The first five years of production in this case would account for 3.50 million ounces of production at an average rate of 700,000 oz per year.

Other relevant information

Since the southern portion of the town of Malartic lies over top of the Canadian Malartic deposit, potential commercial open-pit production would require not only the collaboration and support of the town council and residents of Malartic, but also arrangements to purchase, relocate or reconstruct 205 residences, as well as a low cost housing residence, an adult education training centre, a long-term elderly care facility, an elementary school and a daycare facility. This program is well underway but not completed.

Also, production from the South Barnat deposit would also require the relocation of highway 117, the only access to the town of Malartic. Although Osisko has taken all possible measures to ensure majority community support for the project, there is no guarantee that Osisko will obtain the social contract nor the permits required for commercial production of the deposits.

Conclusions and recommendations

Osisko has made a significant discovery of gold mineralization in the Malartic area of northwestern Québec and has successfully developed and advanced the knowledge of the deposit and upgraded the confidence level of the mineral resources and reserves through a program of exploration and definition drilling.

Since the disclosure of a Feasibility Study in November 2008 on the Canadian Malartic deposit (Runnels et al., December 2008), a significant and potentially economic deposit of gold mineralization has been delineated at South Barnat.  It is Belzile Solutions’ opinion that Osisko is justified to go ahead with an updated Feasibility Study using the combined resources of Canadian Malartic and South Barnat deposits to assess the economic potential of the entire project.

Engineering and preparatory work to relocate highway 117 and other infrastructure within the footprint of the Barnat pit should be initiated to allow mining to commence in 2012 as per the life of mine plan presented in this technical report.

Mining operations

Annual Mine Production Plan

As a result of the updated reserve and resource estimate for the Project which now includes the South Barnat deposit, the updated summary of the annual mine production plan at the previously-established milling rate of 55,000 tpd is as follows:

New Annual Mine Production Estimates based on 55,000 TPD Mill Rate

Period	Ore Mined (Kt)	Waste Mined (Kt)	Strip Ratio	Mill Feed(1) (Kt)	Grade (g/t) Au	Processed Gold (oz)	Recovery (%)	Recovered Gold (oz)
Pre-prod.	2,244	11,568	5.16	0	0	0	0	0
2011	17,011	40,533	2.38	15,056	1.18	568,965	86.5	492,394
2012	20,258	57,152	2.82	20,075	1.22	788,857	87.2	687,506
2013	22,967	54,441	2.37	20,075	1.26	814,023	87.4	711,812
2014	20,473	56,879	2.78	20,075	1.24	798,723	87.0	694,606
2015	20,155	57,354	2.85	20,075	1.13	732,352	85.7	627,503
2016	23,154	53,876	2.33	20,075	1.10	709,148	85.0	602,822
2017	20,625	49,433	2.40	20,075	0.97	625,547	83.6	522,970
2018	21,115	48,628	2.30	20,075	1.06	686,467	85.5	586,651
2019	20,809	33,848	1.63	20,075	1.14	738,660	87.2	643,886
2020	22,316	30,226	1.35	20,075	1.26	813,303	87.3	709,715
2021	25,029	16,817	0.67	20,075	1.29	833,849	87.0	725,056
2022	9,689	5,617	0.58	20,073	1.04	672,359	84.4	567,586
2023	0	0	0	9,966	0.57	183,582	80.9	148,428
Total/avg.	245,845	516,372	2.10	245,845	1.13	8,965,835	86.1	7,720,935

(1)          Mill feed in a given year may include stockpiled ore.

With the addition of the South Barnat deposit, mine life based on a 55,000 tpd milling rate is estimated at 12.2 years, with mine production daily rate, including waste, being estimated at an average of 170,000 tpd. The deposit will be mined by conventional open pit mining methods using an initial fleet of twelve 227 Tonne (or 240 ton) haul trucks, two electric hydraulic shovels, and various ancillary equipment to support the mining operations. The fleet will be ramped up in subsequent years according to the requirements of the mining plan. The waste to ore ratio is estimated at an average of 2.1 to 1.0. Mining costs used for reserve calculations have been estimated at an average of US$1.41 per Tonne mined. Fuel price assumption is based on US$70 per barrel.

Total gold production over life-of-mine would be 7.72 million ounces of gold, at an average of 630,000 ounces per year. The first five years of production would account for 3.36 million ounces of production at an average rate of 673,000 ounces per year.

The following annual mine production plan takes into account the addition of the South Barnat deposit and is estimated at a possible ramped-up milling rate of 60,000 tpd, starting in the third year of production:

Annual Mine Production Estimates based on 60,000 TPD Mill Rate (starting in 2013)

Period	Ore Mined (Kt)	Waste Mined (Kt)	Strip Ratio	Mill Feed(1) (Kt)	Grade (g/t)	Processed Gold (oz)	Recovery (%)	Recovered Gold (oz)
Pre-prod.	2,244	11,568	5.16	0	0	0	0	0
2011	17,011	40,533	2.38	15,056	1.18	568,965	86.5	492,394
2012	20,258	57,152	2.82	20,075	1.22	788,857	87.2	687,506
2013	22,967	54,441	2.37	21,900	1.25	879,670	87.3	768,341
2014	20,473	56,879	2.78	21,900	1.21	853,006	86.9	740,986
2015	20,155	57,354	2.85	21,900	1.09	765,085	85.5	654,085
2016	23,154	53,876	2.33	21,900	1.07	750,032	84.8	636,249
2017	20,625	49,433	2.40	21,900	0.87	612,421	82.8	506,871
2018	21,115	48,628	2.30	21,900	1.03	724,217	85.3	617,505
2019	20,809	33,848	1.63	21,900	1.11	781,489	87.0	679,694
2020	22,316	30,226	1.35	21,900	1.20	846,467	87.0	736,573
2021	25,029	16,817	0.67	21,900	1.23	868,283	86.7	752,998
2022	9,689	5,617	0.58	13,614	1.20	527,343	84.9	447,733
2023	0	0	0	0	0	0	0	0
Total/avg.	245,845	516,372	2.10	245,845	1.13	8,965,835	86.1	7,720,935

(1)          Mill feed in a given year may include stockpiled ore.

With the addition of the South Barnat deposit, mine life and mine production daily rate based on this increased milling rate are similar. Total gold production over life-of-mine of 7.72 million ounces of gold would be identical in this scenario, at a higher average of 679,000 ounces per year.  The first five years of production in this case would account for 3.50 million ounces of production at an average rate of 700,000 ounces per year.

This mine schedule assume that all necessary authorizations will be obtained in order to begin mining the South Barnat portion of the deposit by 2012. The current mining permit does not include South Barnat, nor does it include authorization to deviate highway 117. Additional studies are currently under way to evaluate the deviation of highway 117 and obtain required authorizations, studies that are being carried out in cooperation with the Québec Ministry of Transport and the town of Malartic. The goal of these studies are to minimize the portion of the highway to be relocated, minimize the social impact to the community and obtain all necessary mining permits for South Barnat by 2012.

Mineral Processing

The Feasibility Study filed in 2008 contemplated that the plant design is a conventional cyanidation and carbon-in-pulp plant with a nominal throughput capacity of 55,000 tpd (20M Tonnes per annum) based on 92% plant availability. Gold recovery is estimated at 85.9% based on an average head grade of 1.07 g/t Au. Grind is estimated at P80 = 64 microns with an average leach time of 28 hours. The design is based on numerous tests that were conducted at various laboratories, including SGS Lakefield located in Lakefield, Ontario.

In order to minimize the environmental impact of the Project, the use of thickened tailings disposal technology has been selected. The actual proposed plan is to dispose of the tailings over the former East Malartic tailings area. A framework agreement has been signed (and signature of a final agreement is pending) with the MRNF to utilize this tailings area. The material deposited on the tailings area will have been processed through a detoxification plant to destroy the majority of cyanide.

Operating Costs

As per the Feasibility Study filed in 2008, during the first five years of operations, the Canadian Malartic Project is expected to produce an average of 673,000 ounces of gold at an operating cost of US$313 per ounce before royalties and silver credits.

The summary per year is outlined below, based on an average gold recovery of 85.9%, as per the Feasibility Study filed in 2008:

Year	Tonnes Milled (000’s)	Average Grade (g/t Au)	Gold Production (oz)	Cost/ounce Excluding Royalties (US$)	Total Cost(1) (US$ per oz)	Silver Production (oz)
2011(2)	15,056	1.20	498,000	273	271	621,000
2012	20,075	1.11	619,000	312	310	785,000
2013	20,075	1.08	596,000	328	327	762,000
2014	20,075	1.07	597,000	327	325	759,000
2015	20,075	1.16	650,000	306	302	823,000
2016	20,075	0.96	524,000	376	373	678,000
2017	20,075	0.91	498,000	393	392	643,000
2018	20,075	1.01	563,000	336	334	713,000
2019	20,075	1.17	649,000	266	264	827,000
2020	7,672	0.95	202,000	270	267	270,000
Total	183,328	1.07	5,396,000	320	319	6,881,000

(1)                    Total cost includes royalty expenses and is net of silver revenues based on a silver price of US$10 per ounce.

(2)       Commercial production is expected to commence on the second quarter of 2011.

Development and Exploration

Development -General

During 2009, Osisko’s development and construction group focused on the completion of the relocation program, the recruitment of key construction personnel, the advancement of detailed engineering for the process plant, the selection and procurement of key equipment supplies and contractors and the initiation of construction activities at the Project site.

As at December 31, 2009, the overall advancement of the project work is estimated at 30%. This includes 95% of the relocation project and 10% of the mine site development and construction.

Relocation

Building on its experience in 2008, the Corporation revised its procedures to improve residential relocation process in 2009 and some 80 additional homes were relocated in 2009 for a total of 140 houses now relocated in the new area.

The Corporation also completed six multi-residential units (24 apartments in total) and relocated residents. Furthermore, Osisko agreed to build 20 new homes for resale, offsetting the 68 residences that were demolished in the southern neighborhood. The contract for the construction of the houses was awarded and is expected to be completed by third quarter of 2010.

The new municipal infrastructures were completed and responsibility for the new area was turned over to the town of Malartic on September 1, 2009.

The relocation program is 95% completed and dialogue is continuing to secure an agreement with the remaining residents. Expropriation procedures have been initiated in connection with one resident but, nonetheless, Osisko is maintaining an open approach in order to reach an agreement.

As part of the relocation program, the Corporation was required to construct six (6) new institutions to replace the five (5) units which were located in the southern portion of Malartic. Summary of institutional buildings’ progress as of December 31, 2009 is as follows:

Institution	Date Commenced	Completion / Due Date	Investment ($M)	Transfer to Authorities
Elementary School	Aug. 2008	Aug. 2009	14.74	Aug. 2009
Day Care Facility	Aug. 2008	Aug. 2009	4.70	Sept. 2009
Adult Learning Centre	Sept. 2008	Aug. 2009	6.20	Aug. 2009
Long-term Health Care Facility	April 2009	April 2010	15.80	May 2010
Low Cost Elderly Housing Units	April 2009	Dec. 2009	3.14	Dec. 2009
Community Auditorium	April 2009	Feb. 2010	6.70	March 2010

Engineering and Construction Management

Process detailed engineering as well as engineering work on tailings dam area has advanced to a completion rate of 85%.

The construction management has been staffed in consultation with operating personnel. Some 35 individuals are part of the construction management group. The Corporation is also utilizing consulting engineering firms to complement supervisory staff.

Procurement

Significant efforts have been deployed to negotiate various supply and installation contracts. Contracts have been awarded with the strategy of maximizing benefits to the Malartic, Abitibi-Témiscamingue and Québec regions.

Expediting efforts are fully functional to ensure the timely delivery of equipment and supplies to ensure maximum flexibility during construction. As at December 31, 2009, several pieces of major process equipment had been received at site.

Electrical and Communication

Contract with Hydro-Québec has been finalized for the construction of the 120kV transmission line. Hydro-Québec has received the necessary permits for the construction of the line and clearing activities began in November 2009. The transmission line covers 19 km from the Cadillac sub-station to the Canadian Malartic main sub-station. Construction of the main sub-station has advanced significantly to 20% completion and the main sub-station transformers have been received at site. The contracts for the 25kV line were awarded for the electric site distribution.  Power is scheduled to be available at site in September 2010.

Infrastructure

Work began on various support infrastructures including access control building and fuel storage facilities. The administration/warehouse/mine service building construction began during August 2009, and is scheduled for completion in April 2010. Concrete, structural steel roofing and cladding were completed.

Processing

Awards of process equipment purchase contracts are almost completed. Process equipment installation contract awards were completed during the first quarter of 2010. Major materials contracts for piping and fittings have been awarded.

Foundation work of the process building foundation work reached 50% completion by year-end. Work toward erection of building structural and leach tank reached 15% completion. Gyratory crusher rock excavation is completed and concrete has been initiated.

Tailings/Water Management

Tailings and reclaim pipelines were purchased and fusion and installation was performed during the first quarter of 2010.  Foundations for dams A and B are under construction with Golder Associates providing QA/QC supervision.

Construction of potable water, sewage, and fire protection pipelines are underway with a completion rate of 30%.

Mining (site preparation)

During 2009, as part of the development work, the Corporation handled approximately 472,000 Tonnes of material using the construction fleet acquired in July 2008:

The preparation of the mill and administrative site resulted in the excavation of some 300,000 cubic metres of material.

During this period, several pieces of the planned mining fleet were received including:

•                  1 – RH340 O&K shovel;

•                  3 – 240 ton CAT 793F trucks ;

•                  1 – CAT D10T dozer;

•                  1 – CAT 16M grader;

•                  1 – CAT IT38H Small loader;

•                  1 – CAT 785 Truck (lowboy); and

•                  1 – CAT 834H Wheel dozer.

The shovel and trucks were assembled at site on a temporary pad facility.

Major supply contracts were concluded during the year pertaining to fuel and related products, explosive (including load and shoot functions) and tires.  These new contracts were entered into at a lower cost than anticipated in the Feasibility Study.

Milling

Operation personnel continued to support the construction team with the detailed engineering and in the selection of equipment.  The Corporation is focusing on securing all major reagents natural gas and grinding media contracts by the end of first quarter of 2010.

Schedule

The construction of the Project benefitted from favorable weather conditions in November and December and, as a result, the start-up is maintained for the second quarter of 2011.

Community Relations

The focus during the year in the community relations area included:

•                  Public hearings held by the BAPE;

•                  Maintaining strong relationship with the residents affected by the relocation; and

•                  Strong focus on relationship with Malartic and Abitibi-Témiscamingue stakeholders.

In accordance with the applicable legislation, the BAPE held an information meeting on February 5, 2009 and formal hearings on the Project commenced on March 9, 2009. The BAPE process was held within the four-month period as follows:

•                  Public meetings including presentation of the Project by the Corporation’s officials and consultants, and responses to inquiries by stakeholders. Various Québec ministries and local authorities participated in the hearings held on March 11-13, 2009 (total of five public sessions).

•                  Presentations of written and public submissions on April 14-16, 2009 (total of five public sessions). More than 83 briefs were submitted and seven verbal presentations were made to the commissioners.

•                  Issuance of the report by the commissioners to the Minister of the Environment on July 3, 2009.

•                  Public release of the BAPE report on July 9, 2009.

Further to one of the recommendations of the BAPE report and with the assistance of Chaire Desjardins des petites collectivités de l’Université du Québec en Abitibi-Témiscamingue (“UQUAT”), a new monitoring group was formed. The group is comprised of 14 members and will be in place during the operational and closure phases.

The Corporation also held a fundraising golf tournament on September 9, 2009, which resulted in $400,000 being raised for FEMO. The FEMO sponsored various community initiatives totalling $195,000.

The Corporation also donated 250,000 shares to McGill University’s Department of Earth and Planetary Sciences, matching Robert Wares’, founder and COO of Osisko, personal donation. The donation is to fund positions in economic geology and other initiatives for students involved in geological sciences.

The Corporation published its first Sustainability Report covering its 2008 activities. The report was compiled based on the Global Reporting Initiative principles.  Finally, Osisko won several awards recognizing its economical sustainability and technical achievements.

Environment

A detailed environment plan was developed for the Project. On-site personnel have participated in the development of this plan and have taken the responsibility for day-to-day monitoring.  The Corporation completed monitoring surveys on foundation of actual institutional buildings as part of its pre-blasting seismic program and post relocation monitoring surveys in the new settlement in order to collect data.

The Corporation is participating in a number of research initiatives:

•                  Acid rock drainage, tailings and waste disposal with UQAT

•                  Tailings stability work with Golder, UQAT, École Polytechnique de Montreal and the University of British Columbia

•                  Underground water research (Esker) with UQAT

•                  Joined COREM for 2010 to participate in various industry metallurgical research studies

•                  Tailing closure and rehabilitation with trees with UQAT and Natural Sciences and Engineering Research Council of Canada

A closure plan has been drafted and Osisko is in discussion with Government officials for approval and the Corporation is finalizing the East Malartic tailings site closure plan agreement with Ministry of Natural Resources.

Health and Safety

The Corporation established a health and safety program to cover all of the employees of the Corporation and of its and contractors.  Regular monitoring of compliance to the program and training sessions are in force.  There has been no lost time accident for Osisko employees in 2008 and 2009.

Exploration — Other projects

During 2009, the exploration group was expanded with addition of qualified personal to seek and evaluate new projects. The Corporation has studied various opportunities and concluded the following transactions:

•                  Bowmore Exploration Ltd. — Strategic investment

•                  Goldboro Project (Orex Exploration Inc.)

•                  Dunn Gold Property (Midland Exploration Inc.)

•                  Mountjoy Gold Property (Claim Post Resources Inc.)

•                  Duparquet Camp (Clifton Star Resources Inc.)

Bowmore Exploration Ltd.

On July 3, 2009, the Corporation closed a strategic investment in Bowmore Exploration Ltd. (“Bowmore”) through an investment of $3.0 million of a $4.2 million non-brokered private placement. At the closing date, Osisko owned 15,000,000 common shares (39.1%) of the 38,364,984 shares of Bowmore and 22,500,000 common shares (40.4%) of the shares outstanding on a fully diluted basis. Furthermore, Osisko has appointed two nominees to Bowmore’s five member board of directors.

The objective of the investment is to grow the Corporation’s asset base by collaborating with Bowmore to advance a number of grassroots gold exploration opportunities in northern Mexico and Québec.

Dunn Gold Property (Midland Exploration Inc.)

On August 11, 2009, Osisko entered into an option agreement with Midland Exploration Inc. (“Midland”) for the Dunn gold property. The property consists of 51 claims in the Clericy and La Pause Townships near Rouyn-Noranda, Abitibi region, Québec. Under the terms of the agreement, Osisko can acquire 50% in the property over a three-year period in consideration of (i) cash payments of $140,000, including $50,000 on signing; and (ii) $1.3 million in exploration outlays, including a minimum of $320,000 in the first year.

Upon acquiring a 50% interest, Osisko will have the option to acquire an additional 15% interest by delivering a bankable feasibility study under the following conditions: (i) annual cash payments of $40,000 and (ii) a minimum of $200,000 of exploration work each year until the delivery of a bankable feasibility study within a three-year period. Alternatively, Osisko can acquire an additional 15% interest by solely assuming all exploration and development work on the Dunn Property, earning an additional 1% interest for every $1,000,000 spent on the property, up to a maximum of $15 million. Midland will be the operator until completion of a positive pre-feasibility study.

Mountjoy Gold Property (Claim Post Resources Inc.)

On August 10, 2009, Osisko entered into an option agreement with Claim Post Resources Inc. (“Claim Post”) for the Mountjoy gold property. The property consists of 105 claims in Mountjoy townships, near Timmins, Ontario.

Under the terms of the agreement, Osisko can acquire a 50% interest in the Mountjoy property during a four-year period in consideration of (i) total cash payments of $250,000, including a payment of $50,000 on or before the first anniversary of the option agreement and (ii) a total of $4,000,000 in exploration expenditures, including $500,000 on the first year.

Upon acquiring a 50% interest in the Mountjoy Property, Osisko will have the option to acquire an additional 10% by delivering a bankable feasibility study no later than three months following the sixth anniversary of the option agreement. Osisko can earn an additional 10% by securing project financing. Osisko will be the operator of the project during the option period.

Osisko has also made a $200,000 private placement into Claim Post by subscribing for 2 million common shares, equivalent to a 9.9% in the Corporation.

Goldboro Property (Orex Exploration Inc.)

On November 13, 2009, the Corporation signed an option agreement with Orex Exploration Inc. (“Orex”) for the Goldboro property, located in Guysborough County, Nova Scotia.

Under this agreement, the Corporation can acquire a 50% interest in the Goldboro property during a four-year period in consideration of (i) a total of $8,000,000 in exploration expenditures and (ii) making a private placement for 13,000,000 units at a price of $0.10 into the capital of Orex. Each unit consists of one common share and one transferable common share purchase warrant. Each transferable common share purchase warrant entitles the holder to acquire one common share for $0.125 for a period of three years. The private placement of units was completed following the signing of the option agreement.

Upon acquiring a 50% interest in the Goldboro property, the Corporation will have the option to acquire another 10% by delivering a prefeasibility study on or before the sixth anniversary of the agreement.

Osisko will be the operator during the option period.

Duparquet Camp (Clifton Star Resources Inc.)

On December 10, 2009, the Corporation entered into a joint venture with Clifton Star Resources Inc. (“Clifton”) to acquire a 50% interest in several options’ agreements/claims in the former gold producing Duparquet camp. Under the terms of the agreement, Osisko is required to spend:

2010	$15.0 M	(minimum)
2011	$15.7 M
2012	$23.6 M
2013	$15.7 M
$70.0 M

In addition, Osisko has agreed to extend loans to Clifton to fund options’ payment of $8.5 million for 24 months and $22.5 million for 36 months. These loans would carry interest at 5% annually and can be converted into stock at Clifton’s choice. The Corporation had also extended a $6 million credit to be drawn prior to January 1, 2010 which was not exercised.

ITEM 4.                                                     DIVIDENDS

The Corporation has not declared or paid any cash dividends on any of its issued shares since its inception. The Corporation’s dividend policy will be reviewed from time to time by the board of directors of the Corporation in the context of the Corporation’s earnings, financial condition, capital requirements and other relevant factors. The Corporation currently intends to retain all available funds and any future earnings to fund the development and growth of its business and the Corporation does not anticipate that it will pay any cash dividends in the foreseeable future.

ITEM 5.                                                     DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares without nominal or par value. The holders of the common shares are entitled to vote at all shareholder meetings and to receive such dividends as the Board of Directors, in its discretion, shall declare and, upon the liquidation, dissolution or winding up of the Corporation, the holders of the common shares are entitled to receive, on a pro-rata basis, the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. As at March 25, 2010, the capital structure is as follows:

Common shares issued and outstanding: 336,436,229.

Common share purchase warrants outstanding: 8,100,000.

Expiry Date	Number of Warrants	Exercise Price ($)

May 2013	1,100,000	7.46
September 2014	7,000,000	10.75
	8,100,000

Options outstanding: 9,647,832.

Expiry Date	Number of Options	Exercise Price ($)

May 2010	30,000	5.325
July 2010	100,000	5.50
September 2010	300,000	5.46
May 2012	1,000,000	5.325
September 2012	1,725,000	5.46
May 2013	275,000	4.18
September 2013	2,392,165	2.20
November 2013	10,000	1.97
March 2014	30,000	5.61
April 2014	186,667	5.20
May 2014	189,000	5.88
June 2014	375,000	6.72
November 2014	2,875,000	7.80
February 2015	160,000	8.70
	9,647,832

ITEM 6.                                                     MARKET FOR SECURITIES

On October 1, 2001, the Corporation’s common shares commenced trading on the TSX Venture Exchange under the trading symbol OSK (prior to which the Corporation’s common shares traded on the Montreal Exchange under the same symbol). Osisko graduated to the TSX on November 15, 2007, and its shares were listed and posted for trading on the TSX as of the opening of markets on November 15, 2007.  The Corporation is also listed on the Frankfurt Deutsche Boerse in Germany (symbol EWX). Since March 23, 2009, the Corporation is included on the S&P/TSX Composite Index as well as the S&P/TSX Global Gold Index and the S&P/TSX Global Mining Index.

6.1          Trading Price and Volume

The following table provides the historical monthly trading price ranges and volume for the common shares during the most recently completed financial year ended December 31, 2009.

Month	High ($)	Low ($)	Volume (#)

January	5.44	2.66	23,247,052
February	5.54	4.26	55,912,295
March	6.05	4.22	55,673,782
April	6.10	4.91	35,171,684
May	7.22	5.43	31,994,799
June	7.55	6.25	35,310,867
July	7.15	6.14	24,477,953
August	7.70	6.77	54,035,957
September	9.24	6.88	71,850,547
October	8.34	6.90	34,745,819
November	8.55	7.01	71,638,566
December	9.06	7.80	32,886,391

6.2          Prior Sales

On February 25, 2009, the Corporation closed a public offering by way of short form prospectus, on a bought-deal basis, with a syndicate of underwriters. Osisko issued a total of 88,550,000 Units of the Corporation at a price of $4.55 per Unit, for aggregate gross proceeds of $402.9 million. The fees related to the transaction are estimated at $21.1 million including a commission of 5% on gross proceeds payable to the underwriters.

Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder thereof to purchase one additional common share upon payment of the exercise price of $5.45 until November 17, 2009. Osisko is using the proceeds of the offering for the development and construction of its Canadian Malartic Project and for working capital purposes.

On June 26, 2009, the Corporation closed a non-brokered private placement pursuant to which Osisko issued a total of 1,216,000 flow-through shares at a price of $8.75 per share for aggregate gross proceeds of $10.6 million. These funds are being used to intensively pursue exploration programs on several exploration projects and on the Project with the objective of increasing Osisko’s reserve and resource base.

On September 1, 2009, the Corporation closed a second public offering by way of short form prospectus, on a bought deal basis, with a syndicate of underwriters.  Osisko issued a total of 21,361,250 common shares at a price of $7.00 per common share for aggregate gross proceeds of $149.5 million.  The net proceeds of the offering amounting to $141.8 million are being used for the development and construction of the Canadian Malartic Project and for general working capital purposes.

On September 24, 2009, Osisko entered into a financing agreement with CPPIB, a wholly owned subsidiary of the CPP Investment Board.  Under the terms of the agreement, upon drawing down on the first tranche of $75 million, Osisko issued CPPIB 7 million warrants exercisable before September 24, 2014, at a price of $10.75, which represents a 30% premium to the 15 day volume weighted average price.  If Osisko draws down on the second $75 million tranche, CPPIB would receive an additional 5.5 million warrants having a 5-year term at similar terms to those issued in connection with the drawdown on the first tranche.

On November 9, 2009, Osisko has concluded a $75 million financing agreement with SGF by way of senior non-guaranteed debenture, convertible at the discretion of the SGF into Osisko shares at a price of $9.18 per share. It carries an interest rate of 7.5%. The initial capital is to be reimbursed no later than November 9, 2014. The proceeds will be used to fund the development and construction of the Canadian Malartic Project.

On December 18, 2009, the Corporation closed a non-brokered private placement pursuant to which Osisko issued a total of 335,290 flow-through shares at a price of $11.30 per share for gross proceeds of $3.8 million. These funds are being used to intensively pursue exploration programs on several exploration projects and on the Project with the objective of increasing Osisko’s reserve and resource base.

ITEM 7.                                                     ESCROWED SECURITIES

The Corporation had originally entered into a first escrow agreement dated May 19, 1983, and a second escrow agreement on June 17, 1999 pursuant to Québec Policy Statement Q-4 Distribution of Securities of a Mining Exploration and Development Company or of a Mining Exploration Limited Partnership. On August 4, 2008, the above above-mentioned escrow agreements were replaced by an escrow agreement between CIBC Mellon acting as escrow agent, the Corporation and certain shareholders (the “Escrow Agreement”) under National Policy 46-201 — Escrow for Initial Public Offerings.

These common shares were being released from escrow in accordance with the release schedule set forth below:

Date	Released Escrow Shares (in %)
60 days after the required press release announcing the entering into of the Escrow Agreement.	25%
6 months after such date	25%
12 months after such date	25%
18 months after such date	25%

As of February 4, 2010, no more shares are under escrow.

ITEM 8.                                                     DIRECTORS AND OFFICERS

8.1          Name, Occupation and Security Holding

The following table sets out the names, provinces and countries of residence of the directors and officers of the Corporation, their positions and offices within the Corporation and their current principal occupations.

Each of the directors has been elected to serve until the next annual meeting of the shareholders of the Corporation.

Name, Province and Country of Residence	Positions held in the Corporation	Director or Officer Since	Principal Occupation during the five preceding years
Victor Bradley(1),(2) Alpes-Maritimes, France	Director and Chairman of the Board of Directors	November 2006

Mr. Bradley is a Chartered Accountant.  He is currently director and Chairman of the Board of Directors of Osisko. Over the last five years Mr. Bradley was a director of mining companies including AIM Resources Limited, Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc., Nortec Ventures Corp. and Yamana Gold Inc.

Sean Roosen Ontario, Canada	President, Chief Executive Officer and Director	September 2003

President and Chief Executive Officer of Osisko since March 2006. Mr. Roosen is also the Chief Operating Officer of EurAsia Holding A.G. Mr. Roosen is also a Director of Bowmore Exploration Ltd. and Rio Novo Gold Inc., both are public mining company.

André J. Douchane(1),(4) Ontario, Canada	Director	June 2007

Mr. Douchane is the President and Chief Executive Officer of Starfield Resources Inc. (a copper, nickel and platinum group elements exploration and development stage company). Mr. Douchane was President and Chief Executive Officer of North American Palladium Ltd. from April 2003 until December 2005. Mr. Douchane is currently Chairman of the Board of North American Palladium Ltd.

Staph Leavenworth Bakali(1),(2),(3) London, United Kingdom	Director	March 2006

Mr. Bakali is the President and CEO of Genocea Biosciences (a key vaccine discovery and development commercializing company), and Chairman of LeapFrog Investment LLP, a company active in the financial services sector. Mr. Bakali was the Chief Operating Officer of ID Biomedical Corporation from February 2004 until April 2006. Mr. Bakali is also a non executive director of Intercell A.G. and a director of Phoqus Pharmaceuticals Limited.

Name, Province and Country of Residence	Positions held in the Corporation	Director or Officer Since	Principal Occupation during the five preceding years
Norman Storm(2),(3) Jurmala, Latvia	Director	October 2003

Mr. Storm is the Chief Executive Officer of EurAsia Holding AG, (an investment company in the natural resources industry) as well as Chief Executive Officer of EurAsia Resource Holdings AG and Managing Director of RV Resource Value Holding PLC as well as a Director of Condor Petroleum Inc.

Serge Vézina(3),(4) Québec, Canada	Director	September 2007

Dr. Vézina is a Professional Engineer; Mining Consultant since June 2006; from March 1998 to June 2006 with Cambior Inc., most recently as Vice-President of Industrial Engineering and Environment from April 2001 until June 2006; Since February 2009, Dr. Vézina is also a director of Stornoway Diamond Corporation.

Robert Wares(4) Québec, Canada	Executive Vice-President, Chief Operating Officer and Director	August 1998

Mr. Wares was President and Chief Executive Officer of Osisko from August 1998 to March 2006 and has been Executive Vice-President and Chief Operating Officer of the Corporation since March 2006. Mr. Wares is currently a director of Augusta Resource Corporation, Bowmore Exploration Ltd., and Wildcat Silver Corporation.

John Burzynski Ontario, Canada	Vice-President, Corporate Development	June 2003	Mr. Burzynski was the Chief Geological Consultant and Vice-President Exploration for Osisko from June 2003 to March 2006 and has been Vice-President, Corporate Development of Osisko since March 2006.
Sergio Cattalani Québec, Canada	Vice-President, Exploration	April 2009

Mr. Cattalani is the Vice-President, Exploration of Osisko since April 2009. Before joining Osisko, he was a senior geologist working on exploration and development projects. In 2008, Mr. Cattalani worked for Hecla Limited as part of the Project Generation Group with focus on Argentina, Peru and Alaska. Prior to that, he was Senior Geologist with Inco and Vale-Inco as part of their Technical Services Group working on project generation and evaluation and project development worldwide, with recent focus on Brazil (IOCG), China and Australia (NiS), Turkey, Indonesia and North America (VMS, epithermal deposits).

Name, Province and Country of Residence	Positions held in the Corporation	Director or Officer Since	Principal Occupation during the five preceding years
Bryan A. Coates Québec, Canada	Vice President Finance and Chief Financial Officer	May 2007

Mr. Coates is the Vice-President Finance and Chief Financial Officer of the Corporation. Prior to joining the executive team of the Corporation, Mr. Coates was Vice-President Finance and Chief Financial Officer of Cambior Inc. from July 2001 until November 2006 and of IAMGOLD Corporation from November 2006 until February 2007. Mr. Coates is currently a director of Semafo Inc. and U308 Corp.

Jean-Sébastien David Québec, Canada	Vice-President Sustainable Development	October 2007

Mr. David is the Vice-President Sustainable Development of Osisko. From May 2006 until September 2007, Mr. David was General Manager Sustainable Development with Cambior Inc. and with IAMGOLD Corporation following its acquisition of Cambior Inc. He was previously with Louisiana Pacific from August 2000 until May 2006.

André Le Bel Québec, Canada	Vice-President Legal Affairs and Corporate Secretary	November 2007

Mr. Le Bel is the Vice-President Legal Affairs and Corporate Secretary of Osisko since November 2007. Previously, he was Senior Legal Counsel for Cambior Inc. since July 1997 and was promoted to Vice-President Legal Affairs of IAMGOLD Corporation following its acquisition of Cambior Inc.

Luc Lessard Québec, Canada	Vice-President Engineering and Construction	October 2007

Mr. Lessard is the Vice-President Engineering and Construction of Osisko. From January 2000 to November 2006, Mr. Lessard was General Manager, Project and Construction for Cambior Inc. and, following the acquisition of Cambior Inc. by IAMGOLD Corporation in November 2006 until September 2007, he was Vice-President Engineering and Construction of IAMGOLD Corporation.

Robert Mailhot Québec, Canada	Vice-President, Human Resources	May 2009	Mr. Mailhot is the Vice-President, Human Resources of Osisko since May 2009. Prior to joining Osisko he was general manager of industrial relations for Télébec-NorthernTel from may 2002 to april 2009.

(1)          Members of the Audit Committee

(2)          Members of the Compensation Committee

(3)          Members of the Governance / Nomination Committee

(4)          Members of the Environment, Health and Safety Committee

The directors will hold their office until the close of the next annual meeting of the shareholders of the Corporation.

As of March 25, 2010, the directors and officers hold, directly, 5,130,749 common shares representing 1.53% of all the issued and outstanding shares of the Corporation.

8.2          Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no director or executive officer of the Corporation is, as at the date of this Annual Information Form, or was, within 10 years before the date of the Annual Information Form, a director, chief executive officer or chief financial officer of any company that, (i) was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, state the fact and describe the basis on which the order was made and whether the order is still in effect, to the exception of Robert Wares who was a director of Wildcat Silver Corporation when it received notice from the British Columbia Securities Commission of the issuance of a management cease trade order on October 30, 2007 in connection with the late filing of its annual audited consolidated financial statements for the fiscal year ending June 30, 2007. The management cease trade order was revoked on January 8, 2008.

To the Corporation’s knowledge, no director or executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, as at the date of this Annual Information Form, or has been within 10 years before the date of the Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no director or executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Furthermore, to the knowledge of the Corporation, no director or executive officer of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.3          Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other resource companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

In the event that such a conflict of interest arises at any meeting of the Corporation’s directors, a director who has such a conflict will be required to disclose its interests and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular corporation will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the Corporation making the assignment. The directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and its financial position at that time.

ITEM 9.                  LEGAL PROCEEDINGS

The Corporation is not party to any material legal proceedings and is not aware of any imminent legal proceedings.

ITEM 10.               INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or principal shareholder of the Corporation, or associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction within the preceding three years or in any proposed transaction that has materially affected or will materially affect the Corporation or any subsidiary of the Corporation.

Related party transactions occurred in the normal course of business and were considered non material by the Corporation.

ITEM 11.               AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are PricewaterhouseCoopers LLP, 1250 René-Lévesque Boulevard West, Suite 2800, Montreal, Québec H3B 2G4.

The transfer agent and registrar of the Corporation is CIBC Mellon Trust Corporation, 2001 University, Suite 1600, Montreal, Québec, H3A 2A6.

ITEM 12.               MATERIAL CONTRACTS

Except for the agreements listed below, the Corporation has not entered into any material contract, other than in the ordinary course of business:

•      Underwriting Agreement dated February 9, 2009, between the Corporation and Thomas Weisel Partners Canada Inc., BMO Nesbitt Burns Inc., Dundee Securities Corporation, RBC Dominion Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., Canaccord Capital Corporation, TD Securities Inc. and PI Financial Corp. in connection with the Offering; and

•      Warrant Indenture dated February 25, 2009 between the Corporation and CIBC Mellon Trust Corporation in connection with the Offering.

•      Underwriting Agreement dated August 18, between the Corporation and Thomas Weisel Partners Canada Inc., BMO Nesbitt Burns Inc., Dundee Securities Corporation, in connection with the financing concluded on September 1st, 2009.

•      Financing agreement dated September 24, 2009, between Osisko and CPPIB, a wholly owned subsidiary of the CPP Investment Board in connection with a $150 million financing available to Osisko in two tranches.

•      Subscription agreement dated August 20, 2009 between Osisko and SGF in connection with a $75 million financing by way of senior non-guaranteed debenture, convertible at the discretion of the SGF into Osisko shares at a price of $9.18 per share.

•      Support agreement dated March 21, 2010 between the Corporation and Brett pursuant to which Osisko will offer to acquire all of the issued and outstanding common shares of Brett.

ITEM 13.               INTERESTS OF EXPERTS

13.1        Name of Experts

The following persons have prepared or certified reports included in a filing made under National Instrument 51-102 — Continuous Disclosure Obligations or in Québec, Regulation 51-102 respecting Continuous Disclosure Obligations during the Corporation’s most recently completed financial year:

Richard Gowans, P.Eng.	PricewaterhouseCoopers LLP
MICON International Limited	1250 René-Lévesque Boulevard, Suite 2800
Suite 900, 390 Bay Street	Montreal, Québec, Canada
Toronto, Ontario, Canada

David Runnels, Eng.	Louis-Pierre Gignac, Eng.
BBA Inc.	G Mining Services Inc.
630, boulevard René-Levesque Ouest, Suite 2500	8250 Racine Brossard, Québec, Canada
Montreal, Québec, Canada

B. Terrence Hennessey, P.Geo.	André-Martin Bouchard. P. Eng.
MICON International Limited	Genivar Limited Partnership
Suite 900, 390 Bay Street	1600, boulevard René-Levesque, 16th floor
Toronto, Ontario, Canada	Montreal, Québec, Canada

Elzéar Belzile, Eng.	Michel R. Julien, Eng., Ph.D.
Belzile Solutions Inc.	Golder Associates Limited
399, Montée du Sourire,	9200, boulevard de l’Acadie
Rouyn-Noranda, Québec, Canada	Montreal, Québec, Canada

13.2        Interests of Experts

Information of a scientific or technical nature regarding the Canadian Malartic Property is included in this Annual Information Form based upon the Canadian Malartic Report and the Canadian Malartic Updated Report. BBA, MICON, Belzile Solutions, G Mining, Genivar, Golder and each of the authors and of the

Canadian Malartic Report and the Canadian Malartic Updated Report are independent of Osisko within the meaning of NI 43-101 and do not have an interest in the Canadian Malartic Property. Information of a scientific or technical nature regarding the Canadian Malartic Property or the South Barnat Deposit which has arisen since the Canadian Malartic Report or the Canadian Malartic Updated Report has been prepared under the supervision of Robert Wares, P. Geol., who is a qualified person within the meaning of NI 43-101 and is an officer and director of Osisko. As at the date hereof, Mr. Wares beneficially owns 1,746,500 common shares (representing 0.5% of the outstanding common shares) and options to acquire 650,000 common shares of Osisko.

PricewaterhouseCoopers LLP, Chartered Accountants are independent in accordance with auditor’s rules of professional conduct of the Ordre des comptables agréés du Québec.

ITEM 14.               ADDITIONAL INFORMATION

14.1        Audit Committee

The purpose of the Audit Committee of the Corporation’s Board of Directors is to provide assistance to Board of Directors of the Corporation in fulfilling its legal and fiduciary obligations with respect to matters involving accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation. It is the objective of the Audit Committee to maintain communication among the Board of Directors of the Corporation, the external auditor and the senior management of the Corporation. The full text of the Charter of the Audit Committee is included as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

Name	Independent	Financially Literate
Victor Bradley	Yes	Yes
Staph Leavenworth Bakali	Yes	Yes
André J. Douchane	Yes	Yes

The Audit Committee is currently comprised of three directors, all of whom are independent under National Instrument 52-110 Audit Committees or in Québec, Regulation 52-110 respecting Audit Committees.

Relevant Education and Experience

All three members of the Audit Committee as it was constituted on December 31, 2009 have the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issued that can be reasonably be expected to be raised by the Corporation’s financial statements.

The following sets out the education and experience of the members of the Audit Committee as it is constituted presently.

Mr. Bradley is a Chartered Accountant with over forty years experience in the minerals industry. His experience includes 15 years with Cominco Ltd., where he held a wide variety of financial positions including Controller. Mr. Bradley founded and was lead Director of Yamana Gold Inc., a Toronto-based mining company. Over the last five years Mr. Bradley was a director of mining companies including AIM

Resources Limited, Aura Minerals Inc., Castillian Resources Corp., Frontier Pacific Mining Corporation, Meridian Gold Inc., Nevoro Inc. and Nortec Ventures Corp.

Mr. Leavenworth Bakali has a Master’s degree in Management from the University of London (London Business School) and over twenty years of international business experience, primarily in the biotechnology sector. His experience includes five years in senior management with publicly traded companies.  Mr. Bakali is the President and CEO of Genocea Biosciences, and Chairman of LeapFrog Investment LLP, a company active in the financial services sector.  He was the Chief Operating Officer of ID Biomedical Corporation from February 2004 until April 2006 and was the Chief Operating Officer of Powderject Pharma from January 2001 until February 2004. Mr. Bakali is also a non executive director of Intercell A.G. and a director of Phoqus Pharmaceuticals Limited.

Mr. Douchane has over thirty five years of experience in the mining industry at all levels. Mr. Douchane is a holder of a B.S. in Mining Engineering from the New Mexico Institute of Mining and Technology. He also completed the Executive Business Program at the Kellogg School of Business. Mr. Douchane is currently President and Chief Executive Officer of Starfield Resources Inc., an issuer listed on the TSX.  Mr. Douchane is also currently Chairman of the Board of North American Palladium Ltd. He was President and Chief Executive Officer of North American Palladium Ltd. from April 2003 until December 2005. Prior to April 2003, he was Vice-President Operations of Franco Nevada.

External Auditor Service Fees

The fees charged to the Corporation by its external auditor in each of the last two fiscal years are as follows:

	2009 Fiscal Year ($)	2008 Fiscal Year ($)
Audit Fees	117,000	70,355
Audit Related Fees	170,655	42,000
Tax Fees	34,350	137,525
Total	322,005	249,880

14.2        Additional Information

Additional information about Osisko Mining Corporation is available through regular filings of documentation that can be found on the SEDAR website at www.sedar.com or on the Corporation’s website at www.osisko.com.

Additional financial information about the Corporation is provided in the audited consolidated financial statements, the notes thereto and the report of the Corporation’s auditor thereon, as well as Management’s Discussion and Analysis for the fiscal year ended December 31, 2009.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal shareholders and securities authorized for issuance under equity compensation plans is contained in the Corporation’s management proxy circular for its most recent annual meeting of shareholders.

Copies of these documents, together with copies of this Annual Information Form and copies of any documents or the pertinent pages of any documents referred to in this Annual Information Form, are available upon request to the Corporation’s Corporate Secretary at 1100 de la Gauchetière Street West, Suite 300, Montreal, Québec, H3B 2S2, provided that the Corporation may require payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

OSISKO MINING CORPORATION

I.              PURPOSES OF THE AUDIT COMMITTEE

The purposes of the Audit Committee are to assist the Board of Directors:

1.             in its oversight of the Company’s accounting and financial reporting principles and policies and internal audit controls and procedures;

2.             in its oversight of the integrity and transparency of the Company’s financial statements and the independent audit thereof;

3.             in selecting, evaluating and, where deemed appropriate, replacing the external auditors;

4.             in evaluating the independence of the external auditors;

5.             in its oversight of the Company’s risk identification, assessment and management program; and

6.             in the Company’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Company.

The external auditors are ultimately accountable to the Board of Directors and the Audit Committee as representatives of shareholders. The Board of Directors, with the assistance of the Audit Committee, has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditors.

The external auditors shall submit annually to the Company and the Audit Committee, as representatives of the shareholders of the Company, a formal written statement delineating all relationships between the external auditors and the Company (“Statement as to Independence”).

The external auditors shall submit annually to the Company and the Audit Committee a formal written statement of the fees billed in compliance with the disclosure requirements of Form 52-110F1 of National Instrument 52-110.

II.            COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of three or more independent directors as defined under applicable legislation and stock exchange rules and guidelines and are appointed by the Board of Directors. Determination as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the Board of Directors.

All members of the Committee shall be financially literate (able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements), and at least one member of the Committee shall have accounting or related financial expertise or sophistication as such qualifications are interpreted by the Board of Directors in light of applicable laws and stock exchange rules. The later criteria may be satisfied by past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer of an entity with financial oversight responsibilities.

III.           MEETINGS, STRUCTURE AND OPERATIONS OF THE AUDIT COMMITTEE

The Audit Committee shall meet at least four times annually or more frequently if circumstances dictate, to discuss with management the annual audited financial statements and quarterly financial statements, and all other related matters. The Audit Committee may request any officer or employee of the Company or the Company’s external counsel or external auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

Proceedings and meetings of the Audit Committee are governed by the provisions of General By-law no. 2005-1 relating to the regulation of the meetings and proceedings of the Board of Directors as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board of Directors in regards to committee composition and organization.

IV.           DUTIES AND POWERS OF THE AUDIT COMMITTEE

To carry out its purposes, the Audit Committee shall have unrestricted access to information and shall have the following duties and powers:

1.             with respect to the external auditor,

(i)            to review and assess, annually, the performance of the external auditors, and recommend to the Board of Directors the nomination of the external auditors for appointment by the shareholders, or if required, the revocation of appointment of the external auditors;

(ii)           to review and approve the fees charged by the external auditors for audit services;

(iii)          to review and pre-approve all services other than audit services to be provided by the Company’s external auditors to the Company or to its subsidiaries, and associated fees and to ensure that such services will not have an impact on the auditor’s independence. The Audit Committee may delegate such authority to one or more of its members, which member(s) shall report thereon to the committee;

(iv)          to ensure that the external auditors prepare and deliver annually a Statement as to Independence (it being understood that the external auditors are responsible for the accuracy and completeness of such statement), to discuss with the external auditors any relationships or services disclosed in the Statement as to Independence that may impact the objectivity and independence of the Company’s external auditors and to recommend that the Board of Directors take appropriate action in response to the Statement as to Independence to satisfy itself of the external auditors’ independence;

(v)           to instruct the external auditors that the external auditors are ultimately accountable to the Audit Committee and the Board of Directors, as representatives of the shareholders; and

2.             with respect to financial reporting principles and policies and internal controls,

(i)            to advise management that they are expected to provide to the Audit Committee a timely analysis of significant financial reporting issues and practices;

(ii)           to ensure that the external auditors prepare and deliver annually a detailed report covering 1) critical accounting policies and practices to be used; 2) material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; 3) other material written communications between the external auditors and management such as any management letter or schedule of unadjusted differences; and 4) such other aspects as may be required by the Audit Committee or legal or regulatory requirements;

(iii)          to consider any reports or communications (and management’s responses thereto) submitted to the Audit Committee by the external auditors, including reports and communications related to:

•              deficiencies noted following the audit of the design and operation of internal controls;

•              consideration of fraud in the audit of the financial statement;

•              detection of illegal acts;

•              the external auditors’ responsibilities under generally accepted auditing standards;

•              significant accounting policies;

•              management judgements and accounting estimates;

•              adjustments arising from the audit;

•              the responsibility of the external auditors for other information in documents containing audited financial statements;

•              disagreements with management;

•              consultation by management with other accountants;

•              major issues discussed with management prior to retention of the external auditors;

•              difficulties encountered with management in performing the audit;

•              the external auditors judgements about the quality of the entity’s accounting principles; and

•              reviews of interim financial information conducted by the external auditors;

(iv)          to meet with management and external auditors:

•              to discuss the scope of the annual audit;

•              to discuss the audited financial statements, including the accompanying management’s discussion and analysis;

•              to discuss the unaudited interim quarterly financial statements, including the accompanying management’s discussion and analysis;

•              to discuss the appropriateness and quality of the Company’s accounting principles as applied in its financial reporting;

•              to discuss any significant matters arising from any audit or report or communication referred to in item 2 (iii) above, whether raised by management or the external auditors, relating to the Company’s financial statements;

•              to resolve disagreements between management and the external auditors regarding financial reporting;

•              to review the form of opinion the external auditors propose to render to the Board of Directors and shareholders;

•              to discuss significant changes to the Company’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or management, and the financial impact thereof;

•              to review any non-routine correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies;

•              to review, evaluate and monitor the Company’s risk management program including the revenue protection program. This function should include:

•              risk assessment;

•              quantification of exposure;

•              risk mitigation measures; and

•              risk reporting;

•              to review the adequacy of the resources of the finance and accounting group, along with its development and succession plans;

(v)           to discuss with the Chief Financial Officer any matters related to the financial affairs of the Company;

(vi)          to discuss with the Company’s Vice President Legal Affairs and Corporate Secretary any significant legal matters that may have a material effect on the financial statements, the Company’s compliance policies, including material notices to or inquiries received from governmental agencies;

(vii)         to review, and discuss with the Company’s Chief Executive Officer and Chief Financial Officer the procedure with respect to the certification of the Company’s financial statements pursuant to National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings and any other applicable law or stock exchange rule.

3.             with respect to reporting and recommendations,

(i)            to prepare/review any report or other disclosures to be included in the Company’s annual information form and management information circular;

(ii)           to review and recommend to the Board of Directors for approval, the interim and audited annual financial statements of the Company, management’s discussion and analysis of the financial conditions and results of operations (MD&A) and the press releases related to those financial statements;

(iii)          to review and recommend to the Board of Directors for approval, the annual report, management’s assessment on internal controls and any other like annual disclosure filings to be made by the Company under the requirements of securities laws or stock exchange rules applicable to the Company;

(iv)          to review and reassess the adequacy of the procedures in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph 3(ii) above;

(v)           to review this Charter at least annually and recommend any changes to the Board of Directors;

(vi)          to review and reassess the adequacy of the Specific Code of Ethics governing Financial Reporting Officers at least annually or otherwise, as it deems appropriate, and propose recommended changes to the Board of Directors, and monitor compliance to said Code; and

(vii)         to report its activities to the Board of Directors on a regular basis and to make such recommendations with respect to the above and other matters as the Audit Committee may deem necessary or appropriate;

4.             to review, discuss with management, and approve all related party transactions;

5.             to establish and reassess the adequacy of the procedures for the receipt and treatment of any complaint regarding accounting, internal accounting controls or auditing matters, including procedures for the confidential anonymous submissions by employees of concerns regarding questionable accounting or auditing matters in accordance with applicable laws and regulations; and

6.             set clear hiring policies regarding partners, employees and former partners and employees of the present and, as the case may be, former external auditor of the Company.

V.            RESOURCES AND AUTHORITY OF THE AUDIT COMMITTEE

The Audit Committee shall have the resources and authority appropriate to discharge its responsibilities, as it shall determine, including the authority to engage external auditors for special audits, reviews and other procedures and to retain special counsel and other experts or consultants.

Adopted on:	February 21, 2008
Reviewed on:	February 15, 2010